Exhibit 99.1

OAO ROSTELECOM

CONSOLIDATED FINANCIAL STATEMENTS

PREPARED IN ACCORDANCE WITH
INTERNATIONAL FINANCIAL REPORTING STANDARDS

FOR THE YEAR ENDED DECEMBER 31, 2006

OAO ROSTELECOM

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006

CONTENT

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

To the Shareholders of OAO Rostelecom

1.          International convention requires that management prepare consolidated financial statements which present fairly, in all material respects, the state of affairs of the Group at the end of each financial period and of the results and cash flows for each period. Management is responsible for ensuring that all Group entities keep accounting records which disclose with reasonable accuracy the financial position of each entity and which enable them to ensure that the consolidated financial statements comply with International Financial Reporting Standards and that their statutory accounting reports comply with Russian laws and regulations. They also have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

2.          Management considers that, in preparing the consolidated financial statements set out on pages 5 to 61, the Group has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgments and estimates, and that appropriate International Financial Reporting Standards have been followed.

3.          The consolidated financial statements, which are based on the statutory accounting reports adjusted to comply with International Financial Reporting Standards, are hereby approved on behalf of the Board of Directors.

For and on behalf of the Board of Directors:

/s/ Dmitry Ye. Yerokhin

D.Ye. Yerokhin,
General Director

OAO Rostelecom

1st Tverskaya-Yamskaya, 14,

Moscow

Russian Federation

July 19, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of OAO Rostelecom

We have audited the accompanying consolidated balance sheets of OAO Rostelecom, an open joint stock company, and subsidiaries (hereinafter referred to as the “Group”) as of December 31, 2006, 2005 and 2004, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2006, 2005 and 2004 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with International Financial Reporting Standards as published by the International Accounting Standards Board.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

We were also engaged to audit, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Group’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and have issued our report dated July 19, 2007 which disclaimed on opinion on management’s assessment and on the effectiveness of the Group’s internal control over financial reporting.

/s/ ERNST & YOUNG LLC

Moscow, Russia
July 19, 2007

OAO Rostelecom
CONSOLIDATED BALANCE SHEETS
(In millions of Russian Rubles)

	Notes	December 31, 2006	December 31, 2005	December 31, 2004
ASSETS
Non-current assets
Property, plant and equipment	6	39,186	40,628	45,987
Goodwill and other intangible assets	7	2,795	—	9
Investments in associates	9	330	331	2,511
Long-term financial investments	10	5,728	3,343	264
Other non-current assets		71	13	17
Total non-current assets		48,110	44,315	48,788
Current assets
Inventory		564	761	614
Accounts receivable	11	8,821	5,232	5,375
Prepaid income tax		154	373	238
Short-term investments	12	8,496	12,238	8,150
Cash and cash equivalents	13	2,353	2,398	1,255
Total current assets		20,388	21,002	15,632
Total assets		68,498	65,317	64,420

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Share capital	14	100	100	100
Retained earnings including other reserves		50,820	49,597	50,738
Total equity attributable to equity holders of the parent		50,920	49,697	50,838
Minority interest		25	—	—
Total equity		50,945	49,697	50,838
Non-current liabilities
Long-term loans – net of current portion	18	298	3,232	777
Non-current portion of finance lease payable	16	427	369	—
Non-current accounts payable	15	326	378	340
Non-current portion of vendor financing payable	17	362	—	353
Deferred tax liability	20	3,444	4,171	5,954
Total non-current liabilities		4,857	8,150	7,424
Current liabilities
Accounts payable, provisions and accrued expenses	15	7,372	4,056	3,191
Finance lease payable	16	78	52	—
Taxes payable		426	830	1,154
Vendor financing payable	17	1,640	1,677	706
Current portion of long-term loans	18	3,005	851	1,107
Short-term borrowings	19	175	4	—
Total current liabilities		12,696	7,470	6,158

Total liabilities		17,553	15,620	13,582

Total equity and liabilities		68,498	65,317	64,420

The notes on pages 9 to 61 are an integral part of these consolidated financial statements.

OAO Rostelecom
CONSOLIDATED STATEMENTS OF INCOME
(In millions of Russian Rubles unless otherwise stated)

		Year ended December 31,
	Notes	2006	2005	2004

Revenue
Telephone traffic		49,121	31,629	30,398
Rent of channels		7,116	6,045	4,623
Other revenue		5,322	3,281	2,297

Total revenue	21	61,559	40,955	37,318
Operating expenses
Wages, salaries, other benefits and payroll taxes	24	(7,147)	(6,242)	(5,109)
Depreciation and amortization	6, 7	(8,418)	(7,136)	(7,498)
Impairment of property, plant and equipment and goodwill	6, 7	—	(4,970)	—
Charges by network operators – international		(7,304)	(7,059)	(6,484)
Charges by network operators – national	3	(29,355)	(8,741)	(7,883)
Administration and other costs	23	(5,553)	(3,877)	(3,353)
Taxes other than on income		(621)	(492)	(587)
Repairs and maintenance		(866)	(822)	(813)
Bad debt (expense)/ recovery	11	(389)	140	(369)
Loss on sale of property, plant and equipment		(601)	(1,356)	(217)

Total operating expenses		(60,254)	(40,555)	(32,313)
Operating profit		1,305	400	5,005
Income/(loss) from associates	9	19	169	(25)
Interest expense		(133)	(77)	(13)
Interest income		900	886	478
Income from sale of investments		52	408	—
Other non-operating income, net		81	55	72
Foreign exchange gain/(loss), net		219	(168)	102
Profit before tax		2,443	1,673	5,619
Current tax charge		(2,411)	(2,829)	(2,892)
Deferred tax benefit		1,424	2,134	1,539

Income tax expense	20	(987)	(695)	(1,353)
Profit for the period		1,456	978	4,266
Attributable to:
Equity holders of the parent		1,458	978	4,266
Minority interest		(2)	—	—

		Rubles	Rubles	Rubles
Earnings per share attributable to equity holders of the parent – basic and diluted	25	1.50	1.01	4.39

The notes on pages 9 to 61 are an integral part of these consolidated financial statements.

OAO Rostelecom
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of Russian Rubles)

		Year ended December 31,
	Note	2006	2005	2004
Cash flows from operating activities
Profit before tax		2,443	1,673	5,619

Adjustments to reconcile net income before tax to cash generated from operating activities:
Depreciation and amortization	6, 7	8,418	7,136	7,498
Impairment losses	6	—	4,970	—
Bad debt expense/ (recovery)	11	389	(140)	369
(Income) /loss from associates	9	(19)	(169)	25
Loss on sale of property, plant and equipment		601	1,356	217
Income from sale of investments		(52)	(408)	—
Net interest and other non-operating income		(848)	(864)	(537)
Other non-monetary expense		—	—	4
Foreign exchange (gain)/ loss, net		(219)	168	(102)

Changes in net working capital:
(Increase) /decrease in accounts receivable		(4,242)	(421)	4,581
Decrease /(increase) in inventories		198	44	(81)
Increase /(decrease) in payables and accruals		2,449	49	(7,132)
Cash generated from operations		9,118	13,394	10,461

Interest paid		(426)	(193)	(94)
Interest received		778	766	202
Income tax paid		(2,049)	(3,024)	(2,815)
Net cash provided by operating activities		7,421	10,943	7,754

Cash flows from investing activities
Purchase of property, plant and equipment and intangible assets		(7,177)	(7,788)	(4,502)
Proceeds from sale of property, plant and equipment		414	183	289
Purchase of available-for-sale investments, net		—	(59)	—
Purchase of financial assets, other than available-for-sale investments		(14,594)	(32,174)	(13,550)
Proceeds from sale of available-for-sale investments, net of direct costs		67	699	—
Proceeds from sale of investment other than available-for-sale, net of direct costs		18,218	28,824	12,156
Dividends received from associates		97	99	74
Cash acquired as a result of obtaining control over GlobalTel		—	140	—
Purchase of subsidiaries, net of cash acquired		(1,481)	—	—
Net cash used in investing activities		(4,456)	(10,076)	(5,533)

Cash flows from financing activities
Drawdown of interest bearing loans		898	3,082	343
Repayment of interest bearing loans		(1,297)	(1,137)	(1,951)
Repayment of lease obligations		(55)	(33)	(520)
Repayment of vendor financing payable		(711)	—	—
Dividends paid		(1,839)	(1,637)	(1,359)
Net cash provided by/(used in) financing activities		(3,004)	275	(3,487)

Effect of exchange rate changes on cash and cash equivalents		(6)	1	(8)

Net (decrease)/ increase in cash and cash equivalents		(45)	1,143	(1,274)

Cash and cash equivalents at beginning of year		2,398	1,255	2,529

Cash and cash equivalents at the end of year		2,353	2,398	1,255

Non-monetary transactions:
Non-cash additions to property, plant and equipment and intangible assets		962	412	—

The notes on pages 9 to 61 are an integral part of these consolidated financial statements.

OAO Rostelecom
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In millions of Russian Rubles)

		Attributable to equity holders of the parent
	Note	Share capital	Unrealized gain on available-for- sale investments	Retained earnings	Total	Minority interest	Total equity
Balance at December 31, 2003		100	363	47,507	47,970	191	48,161

Available-for-sale investments
Valuation gain on available-for-sale investments, net of tax		—	32	—	32	—	32
Total income and expense for the period recognized directly in equity		—	32	—	32	—	32
Profit for the period		—	—	4,266	4,266	—	4,266
Total income and expense		—	32	4,266	4,298	—	4,298
Minority interest in disposed subsidiaries		—	—	—	—	(191)	(191)
Dividends		—	—	(1,430)	(1,430)	—	(1,430)
Balance at December 31, 2004		100	395	50,343	50,838	—	50,838

Effect of obtaining control over GlobalTel	5	—	—	(826)	(826)	—	(826)
Available-for-sale investments
Valuation gain on available-for-sale investments, net of tax		—	736	—	736	—	736
Transferred to profit on sale			(243)	—	(243)	—	(243)
Total income and expense for the period recognized directly in equity		—	493	—	493	—	493
Profit for the period			—	978	978	—	978
Total income and expense			493	978	1,471	—	1,471
Dividends	14	—	—	(1,786)	(1,786)	—	(1,786)

Balance at December 31, 2005		100	888	48,709	49,697	—	49,697

Minority interest in purchased subsidiaries			—	—	—	27	27
Available-for-sale investments
Valuation gain on available-for-sale investments, net of tax		—	1,806	—	1,806	—	1,806
Total income and expense for the period recognized directly in equity		—	1,806	—	1,806	—	1,806
Profit for the period		—	—	1,458	1,458	(2)	1,456
Total income and expense		—	1,806	1,458	3,264	(2)	3,262
Dividends	14	—	—	(2,041)	(2,041)	—	(2,041)
Balance at December 31, 2006		100	2,694	48,126	50,920	25	50,945

The notes on pages 9 to 61 are an integral part of these consolidated financial statements

OAO Rostelecom
Notes to Consolidated Financial Statements for the year ended December 31, 2006
(In millions of Russian Rubles unless otherwise stated)

1.        REPORTING ENTITY

These consolidated financial statements are presented by OAO “Rostelecom” (“Rostelecom” or the “Company”), and its subsidiaries (together the “Group”), which are incorporated in the Russian Federation (“Russia”). The principal activity of the Group is to provide domestic (DLD) and international (ILD) long-distance telecommunication services to the Government, businesses and individuals of Russia. The Group operates the main intercity network and the international telecommunications gateways of the Russian Federation, carrying traffic that originates in other national and international operators’ networks to other national and international operators for termination.

The Company’s headquarters are located in Moscow at 1st Tverskaya-Yamskaya Street, 14.

These consolidated financial statements incorporate the results of operations of the Company and its subsidiaries, as detailed in Note 8.

Rostelecom was established as an open joint stock company on September 23, 1993 in accordance with the Directive of the State Committee on the Management of State Property of Russia No. 1507-r, dated August 27, 1993. As of December 31, 2006, the Government of the Russian Federation controlled indirectly 50.67% of the voting share capital of the Company, by virtue of its 75% less one share direct holding in OAO Svyazinvest (“Svyazinvest”), the parent company of Rostelecom.

2.        BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with and comply with International Financial Reporting Standards (“IFRS”).

The Group maintains its accounting records and prepares its statutory accounting reports in accordance with Russian accounting legislation and instructions in Russian Rubles (Rbl). These consolidated financial statements are based on the underlying accounting records, appropriately adjusted and reclassified for fair presentation in accordance with the standards and interpretations prescribed by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared using the historical cost convention, except for restatement of property, plant and equipment for the effects of inflation up to December 31, 2002, and modified by the initial valuation of property, plant and equipment and measurement of available-for-sale investments at fair value (refer to Note 4). The functional currency of the Company and each of its subsidiaries and the reporting currency for these consolidated financial statements is the Russian Ruble (Rbl).

3.        OPERATING ENVIRONMENT OF THE GROUP

General

Whilst there have been improvements in the Russian economic situation, such as an increase in gross domestic product and a reduced rate of inflation, Russia continues economic reforms and development of its legal, tax and regulatory frameworks as required by a market economy. The future stability of the Russian economy is largely dependent upon these reforms and developments and the effectiveness of economic, financial and monetary measures undertaken by the government.

New scheme of settlements with regional subscribers and operators

In 2005 a set of new rules and regulations in the national telecommunication sector was enacted by the Ministry of Information Technologies and Communications as part of the regulatory reform and restructuring of the national telecommunications sector aimed to facilitate competition and make the industry more attractive for investors. New rules and regulations resulted in change of the Group’s status as a monopoly supplier of long-distance and international telecommunication services, effective January 1, 2006. The new regulations allowed telecommunication operators to apply for long-distance telecommunication licenses, two alternative operators received the respective licenses and started providing long-distance and international communication services during 2006.

Before January 1, 2006 the Group provided long-distance traffic transit services to Svyazinvest inter-regional telecommunications companies (IRCs) and to other Russian operators. In Moscow the Group provided long-distance services to subscribers directly. In every region of the Russian Federation, Svyazinvest IRCs and other operators independently billed for long-distance services provided to their local network subscribers (except for subscribers in Moscow). The operators settled with the Group for long-distance call transit and termination services, and the Group, in turn, paid the respective operator for call termination services. In Moscow the Group billed subscribers for long-distance services directly. Starting January 1, 2006, in accordance with the new regulations, the Group bills end users for long-distance services directly charging them the full tariffs, previously charged by the IRCs and other operators. This led to a significant increase in revenue for the year ended December 31, 2006 and accounts receivable as of December 31, 2006, as compared to the revenues for the year ended December 31, 2005 and accounts receivable as of December 31, 2005 (refer to Notes 11 and 21).

Currently, the Group does not have at its disposal sufficient staff and other resources to process, prepare and analyze source documents, maintain information systems, issue bills, and collect payments to the full extent necessary. In order to perform activities and ensure the corresponding infrastructure to conform to the new regulatory requirements, effective January 1, 2006, the Group entered into service contracts with Svyazinvest IRCs and other operators of local and intra-regional networks to act as the Company’s regional agents. Contracted services include customer services to end users, invoicing, and collection of payments for long-distance services provided by the Group. While relying on resources and data supplied by contracted service providers in calculating charges for long-distance services, the Group bears responsibility for calculating charges in compliance with applicable regulations. Moreover, during 2006 the Group started performing subscriber billing and collection activities directly in relation to the largest subscribers located outside Moscow.

As a result, during the year ended December 31, 2006 in addition to the fees paid for call termination services, the Group also incurred agent fees in connection with the service contracts amounted to 6,647 which included in charges by national network operators in the consolidated statement of income for the year ended December 31, 2006. In addition, the new legislation introduced compensation payments which are to be made by the Group to IRC as a reimbursement for the expected reduction in their profitability. Charges by national network operators in the consolidated statement of income include 4,397 of such compensation payments, which are incurred by the Group during 2006. The legislation stipulates that these payments are only enacted for the period from January 1, 2006 to January 1, 2008.

Management believes that revenues are stated fairly. At the same time management considers that the Group faces the following risks as a result of change in the settlement scheme:

•      Risks associated with the functional capabilities of information and billing systems of the Svyazinvest Group companies and other intra-regional and local operators;

•      Risks associated with the servicing of end users by the Company;

•      Risks associated with the transfer of information on subscribers;

•      Risks associated with the regulation of tariff policy.

Management believes that the above mentioned risks do not require adjustments to the consolidated financial statements. Such adjustments would be recognized in the consolidated financial statements in the period in which they occur if sufficient information exists to estimate their amount reliably.

Taking into consideration the extremely short period passed since the new rules in the telecommunication sector came into force as well as significant uncertainty in interpretation of the new telecommunication legislation, it is possible that the rules will be partly revised in future.

The tables below summarize the effect of changes in telecommunication legislation on the Group’s assets, liabilities, revenues and related expenses:

	December 31, 2006	December 31, 2005
Accounts receivable
Local operators	729	331
Subscribers	2,756	—

Accounts payable, provisions and accrued expenses
Local operators	(1,970)	(48)
Subscribers	(348)	(15)

Net effect	1,167	268

	Year ended December 31, 2006	Year ended December 31, 2005
Revenue from telecommunication services
Local operators	520	17,618
Subscribers	34,985	164

Charges by network operators – national
Agent fees	(6,647)	—
Interconnection fees	(18,111)	(5,990)
Bad debt expense	(369)	—

Net effect	10,378	11,792

Inflation

The Russian economy has been characterized by relatively high rates of inflation.  The following table summarizes the annual rate of inflation for the past three years:

For the year ended December 31,	Annual inflation
2006	9.0%
2005	10.9%
2004	11.7%

Source: Federal Service of Public Statistics

4.        PRINCIPAL ACCOUNTING POLICIES

Set out below are the principal accounting policies used to prepare these consolidated financial statements:

Changes in Accounting Policies

The accounting policies adopted are consistent with those of the previous financial year except that the Group has adopted those new/revised standards mandatory for financial years beginning on or after January 1, 2006. The changes in accounting policies result from adoption of the following new or revised standards:

•                  IAS No. 19 (amended 2005), “Employee Benefits”,

•                  IAS No. 21 (amended 2005), “The Effects of Changes in Foreign Exchange Rates”,

•                  IAS No. 39 (amended 2005), “Financial Instruments: Recognition and Measurement “,

•                  IFRIC No. 4 “Determining whether an Arrangement contains a lease”,

•                  IFRIC No. 5 “Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds”,

•                  IFRIC No. 6 “Liabilities arising from Participating in a Specific Market-Waste Electrical and Electronic Equipment”.

The adoption of these standards and interpretations did not have material impact on the Group’s results of operations, financial position and cash flows.

Significant Accounting Judgments and Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to the recoverability and depreciable lives of property, plant and equipment, fair values of assets and liabilities acquired in business combinations, post employment benefits, allowance for doubtful accounts, and deferred taxation. Actual results could differ from these estimates.

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Impairment of Property, Plant and Equipment

The Group assesses at each reporting date whether there is any indication that an asset may be impaired.  If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the assets’ recoverable amount. An asset’s recoverable amount is higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the assets. In 2005, the Group recognized an impairment loss of 4,970 (refer to Notes 6 and 7) related to the impact of the new rules and regulations of the regulatory reform and restructuring of the national telecommunication sector as discussed in detail in Note 3. Based on management’s analysis there were no indicators of impairment of assets or release of impairment losses of the previous year as of December 31, 2006.

The determination of impairment of property, plant and equipment involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the telecommunication industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuance of service, current replacement costs and other changes in circumstances that indicate an impairment exists. The recoverable amount and the fair values are typically determined using a discounted cash flow method which incorporates reasonable market participant assumptions. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values for assets (or group of assets) requires management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values. Methods used to determine the value in use include discounted cash flow-based methods and methods that use quoted stock market prices as a basis. These estimates, including the methodologies used, can have a material impact on the fair value and ultimately the amount of any property, plant and equipment impairment.

Useful Lives of Items of Property, Plant and Equipment

The Group assesses the remaining useful lives of items of property, plant and equipment at least at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”.

Fair Values of Assets and Liabilities Acquired in Business Combinations

The Group is required to recognize separately, at the acquisition date, the identifiable assets, liabilities and contingent liabilities acquired or assumed in the business combination at their fair values, which involves estimates. Such estimates are based on valuation techniques, which require considerable judgment in forecasting future cash flows and developing other assumptions.

Site Restoration Provisions

The Group reviews site restoration provisions at each balance sheet date and adjusts them to reflect the current best estimate in accordance with IFRIC 1 “Changes in Existing Decommissioning, Restoration and Similar Liabilities”. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Considerable judgment is required in forecasting future site restoration costs. Future events that may affect the amount required to settle an obligation are reflected in the amount of a provision where there is sufficient objective evidence that they will occur.

Post-Employment Benefits

The Group uses actuarial valuation method for measurement of the present value of defined post-employment benefit obligations and related current service cost (refer to Note 24). This involves the use of demographic assumptions about the future characteristics of current and former employees who are eligible for benefits (mortality, both during and after employment, rates of employee turnover, etc.) as well as financial assumptions (discount rate, future salary and benefit levels, etc.).

Allowances

The Group makes allowances for doubtful accounts receivable. Significant judgment is used to estimate doubtful accounts. In estimating doubtful accounts historical and anticipated customer performance are considered. Changes in the economy, industry, or specific customer conditions may require adjustments to the allowance for doubtful accounts recorded in the consolidated financial statements. As of December 31, 2006, 2005 and 2004, allowances for doubtful accounts have been created in the amount of 1,594, 1,371 and 2,284, respectively (refer to Note 11).

Goodwill

The Group determines whether goodwill is impaired on an annual basis. This requires an estimation of the value in use of the cash-generating unit(s) to which goodwill is allocated. Estimating the value in use requires the Group to make an estimate of expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate present value of those cash flows. As at the reporting date the Group estimated the value in use of cash-generating units higher than the carrying amount of their net assets including goodwill. Thus, no impairment losses were recognized at December 31, 2006. The carrying amount of goodwill as of December 31, 2006 is 939. More details are provided in Note 7.

Litigations

The Group exercises considerable judgment in measuring and recognizing provisions and the exposure to contingent liabilities related to pending litigations or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation, as well as other contingent liabilities. Judgment is necessary in assessing the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of the final settlement. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the originally estimated provision. These estimates are subject to change as new information becomes available, primarily with the support of internal specialists, if available, or with the support of outside consultants, such as actuaries or legal counsel. Revisions to the estimates may significantly affect future operating results.

Principles of consolidation

The consolidated financial statements of the Group comprise the financial statements of the Company and its subsidiaries.

A subsidiary is an entity that is controlled by the Company, either through ownership, directly or indirectly, of more than 50% of the voting share capital of the entity, or by other means. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

All inter-company transactions, balances and unrealized gains on transactions between companies of the Group are eliminated; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Where necessary, accounting policies for subsidiaries have been adjusted to conform to the policies adopted by the Group.

Losses allocated to minority interest do not exceed the minority interest in the equity of the subsidiary unless there is a binding obligation of the minority to fund the losses. All extra losses are allocated to the Group.

Companies where the Group owns more than 50% of the voting share capital but the minority shareholder enjoys substantive participation rights and has effective veto rights that would prevent the Group from taking decisions that are significant in the ordinary course of business, i.e. the Group is unable to exercise control, are accounted for under the equity method.

Associates in which the Group has significant influence but not a controlling interest are accounted for using the equity method of accounting. Significant influence is usually demonstrated by the Group owning, directly or indirectly, between 20% and 50% of the voting ownership interest or by power to participate in the financial and operating policy decisions of associates. The Group’s share of the net income or losses of associates is included in the consolidated statement of income, the Group’s share of movement in reserves is recognized in equity and the Group’s share of the net assets of associates is included in the consolidated balance sheet.

An assessment of investments in associates for possible impairment or reversal of impairment recognized previously is performed when there is an indication that the asset has been impaired or the impairment losses recognized in prior years no longer exist.  When the Group’s share of losses exceeds the carrying amount of the investment, the investment is reported at nil value and recognition of losses is discontinued except to the extent of the Group’s commitment to fund future losses.  Unrealized profits that arise from transactions between the Group and its associates are eliminated in the proportion to the Group’s share in such associates, and unrealized losses are excluded in the proportion to the Group’s share in such associates, if there is no evidence of indicators of impairment of an asset transferred.

Goodwill and excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost

Goodwill represents the excess of the cost of acquisition over the net fair value of the Group’s share of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary or associate at the date of acquisition. Goodwill on an acquisition of a subsidiary is included in intangible assets. Goodwill on an acquisition of an associate is included in the investments in associate. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is not amortized. Instead it is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. For the purposes of impairment testing, goodwill acquired in a business combination is, from the acquisition date allocated to each of the cash-generating units or groups of cash-generating units expected to benefit from the combination’s synergies, irrespective of whether other assets and liabilities of the Group are assigned to those units or group of units. Each unit or group of units to which goodwill is so allocated:

•                  Represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and

•                  Is not larger than a segment based on either the Group’s primary or the Group’s secondary reporting format determined in accordance with IAS 14 “Segment Reporting”.

Impairment is determined by assessing the recoverable amount of the cash-generating unit, to which the goodwill relates. Where recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized. Where goodwill forms part of a cash-generating unit and part of the operations within that unit are disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of cash-generating unit retained.

In case of excess of the Group’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost of business combination the Group:

(a)          reassesses the identification and measurement of the acquiree’s identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the combination:

(b)         recognizes in profit or loss any excess remaining after that reassessment immediately.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment in value. The cost of the network comprises all expenditures up to and including the cabling and wiring to the local telephone operator’s intercity exchange, and includes contractors’ charges and payments on account, materials, direct labor, and interest costs on specific project financing up to the date of commissioning of the relevant assets.

Subsequent expenditures are capitalized if it can be clearly demonstrated that they extend the life of the asset or significantly increase its revenue generating capacity beyond its originally assessed standard of performance. Expenditure for continuing repairs and maintenance are charged to the statement of income as incurred. Social assets are expensed on acquisition.

Items of property, plant and equipment that are retired or otherwise disposed of are eliminated from the balance sheet along with the corresponding accumulated depreciation. Any gain or loss resulting from such retirement or disposal is included in the determination of net income.

Depreciation is calculated on property, plant and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives as follows:

Number of years
Buildings and site services	10 – 50
Cable and transmission devices:
• Channels	10 – 40
• Cable	30 – 40
• Radio and fixed link transmission equipment	15 – 20
• Telephone exchanges	15
Other	5-10

The useful life of assets encompasses the entire time they are available for use, regardless of whether during that time they are in use or idle. The useful lives and residual value of assets and methods are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for prospectively (refer to Note 6). Depreciation of an asset ceases at the earlier of the date the asset is classified as held for sale and the date the asset is derecognized.

At each balance sheet date an assessment is made as to whether there is any indication that the Group’s assets may be impaired. If any such indication exists, an assessment is made to establish whether the recoverable amount of the assets has declined below the carrying amount of those assets as disclosed in the financial statements. When such a decline has occurred, the carrying amount of the assets is reduced to the recoverable amount. The amount of any such reduction is recognized immediately as a loss in the statement of income. Any subsequent increase in the recoverable amount of the assets is reversed when the circumstances that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.  Increase of the recoverable amount is limited to the lower of its recoverable amount and carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

The recoverable amount is determined as the higher of the assets’ fair value less cost to sell, or value in use.  The value in use of the asset is estimated based on forecast of future cash inflows and outflows to be derived from continued use of the asset and from the estimated net proceeds on disposal, discounted to present value using an appropriate discount rate.

For the purpose of determining the opening balances on the first application of IFRS at January 1, 1994, the Company performed a valuation of the property, plant and equipment, as reliable historical cost information and information regarding acquisition dates was not available. These values were used as deemed cost. A brief description of the methodology applied in performing this valuation is set out below for each major asset category:

•             Buildings and site services  - current replacement cost;

•             Cable and transmission devices - current replacement cost;

•             Telephone exchanges - modern equivalent asset;

•             Assets in course of construction - indexed historical cost.

Construction in progress represents properties under construction and is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Construction in progress is not depreciated until the constructed or installed asset is ready for its intended use.

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

Leases

The Group has operating and finance leases that are accounted as mentioned below.

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of lease term at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalized leased assets are depreciated on a straight-line basis over the shorter of the estimated useful life of the asset or the lease term unless there is a reasonable certainty that the Group will obtain ownership by the end of the lease term, in which case the assets are depreciated over their estimated useful lives.

Indefeasible Rights of Use (IRU) represent the right to use a portion of the capacity of a terrestrial or submarine transmission cable granted for a fixed period. IRUs are recognized as an asset when the Group has the specific indefeasible right to use an identified portion of the underlying asset, generally optical fibers or dedicated wavelength bandwidth, and the duration of the right is for the major part of the underlying asset’s economic life. Such assets are included in property, plant and equipment in the consolidated balance sheets. They are depreciated over the shorter of the expected period of use and the life of the contract.

Leases, including IRU leases, where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of intangible assets are assessed to be either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whether there is an indication that the intangible asset may be impaired. Amortization periods and methods for intangible assets with finite useful lives are reviewed at least at each financial year-end and, if expectations differ from pervious estimates, the changes are accounted for as changes in accounting estimates. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.The amortization expense on intangible assets with finite lives is included in depreciation and amortization expenses in the consolidated statements of income.

Intangible assets with indefinite useful lives are not amortised, but tested for impairment annually or more frequently when indicators of impairment exist, either individually or at the cash-generating unit level. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

Inventory

Inventory principally consists of fuel and spare parts for the network. Inventory is stated at the lower of cost incurred in bringing each item to its present location and its net realizable value. Cost is calculated on a first in first out basis. Items used in the construction of new plant and equipment are capitalized as part of the related asset. Inventory used in the maintenance of equipment is charged to operating costs as utilized and included in repair and maintenance and other costs in the consolidated statements of income.

Accounts receivable

Trade and other accounts receivable are stated in the balance sheet at original invoice amount less an allowance for any uncollectible amounts. The allowance is created based on the historical pattern of collections of accounts receivable and specific analysis of recoverability of significant accounts.  Bad debts are written off in the period in which they are identified.

Financial instruments

Financial instruments carried on the balance sheet include cash and cash equivalents, investments (other than in consolidated subsidiaries and equity method investees), receivables, accounts payable and borrowings. The particular recognition methods adopted for financial instruments are disclosed in the individual policy statements associated with each item.

Financial assets are classified into the following categories: loans and receivables, held-to-maturity, at fair value through profit or loss and available-for-sale. The Group determines the classification of its investments after initial recognition. All purchases and sales are recognized on the settlement date, which is the date that the investment is delivered to or by the Group.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, not originated with the intent to be sold immediately.  Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Financial assets at fair value through profit and loss are financial assets which are either classified as held for trading or are designated by the Group as at fair value through profit or loss upon initial recognition. Financial assets are classified as held for trading if they are acquired for the purposes of selling in the near term. Gains and losses on investments held for trading are recognized in income.

Non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group has the positive intent and ability to hold to maturity are classified as held-to-maturity investments. All other investments not classified in any of the three preceding categories are classified as available-for-sale. After initial recognition available-for-sale investments are measured at fair value with gains and losses being recognized as a separate component of equity until the investment is derecognized or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the determination of net income. Interest income from investments is accrued during the period in which it is earned.

The Group had no securities classified as held-to-maturity or at fair value through profit or loss at December 31, 2006, 2005 and 2004.  Loans and receivables, including bills of exchange, are stated at amortized cost determined on an individual basis.

Derivative financial instruments and hedging

Although it’s not its current practice, in rare circumstances the Group can use derivative financial instruments such as interest rate swaps to hedge its risks associated with interest rate fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. The fair value of interest rate swap contracts is determined by reference to the market values for similar instruments.

Any gains or losses arising from changes in fair value of derivatives that do not qualify for hedge accounting are taken directly to net profit or loss for the year.

For the years ended December 31, 2006, 2005 and 2004 the Group did not have any derivatives designated as hedging instruments. Therefore, the gain or loss on a derivative instruments held by the Group was recognized currently in income. The net loss of 15 related to the change in the fair value of the interest rate swap contract (refer to Notes 15 and 18) was included in the non-operating income in the consolidated statement of income for the year ended December 31, 2006.

Borrowings

Borrowings are initially recognized at cost, being the fair value of the consideration received, net of transaction costs incurred. In subsequent periods, borrowings are measured at amortized cost using the effective interest rate method; any difference between the fair value of the consideration received (net of transaction costs) and the redemption amount is recognized as interest expense over the period of the borrowings.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, balances with banks, and highly liquid investments with original maturities of three months or less, with insignificant risks of diminution in value.

Deferred income taxes

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences:

•                  except where the deferred income tax liability arises from goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•                  in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unused tax credits and unused tax losses can be utilized:

•                  except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•                  in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Any such previously recognized reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset will be realized or the liability settled.  Tax rates are based on laws that have been enacted or substantively enacted at the balance sheet date.

Revenue and operating costs recognition

Revenue and operating costs for all services supplied and received are recognized at the time the services are rendered. Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of revenue can be reliably measured. Revenues and expenses are reported net of respective value added tax.

Prior to 2006, the Group charged and paid to regional local telephone operators and other telecommunication service providers in Russia either an agreed proportion of the amounts they billed to their subscribers or an agreed settlement rate based on traffic minutes. For outgoing telephone traffic originating in Moscow, subscribers were charged directly by the Group based on pre-set per minute tariffs regulated by the Ministry of Telecommunications.

As referred to in Note 3 above, effective January 1, 2006, as a result of regulatory reform in the telecommunication industry, new regulations and rules were put in force that changed principles of interaction between the Group, local operators and end users in providing long-distance services. The introduction of the new settlement system represents a change in business practice resulting in new accounting for changed practice. Therefore, starting from January 1, 2006, the Group charges all its subscribers throughout Russia for outgoing telephone traffic based on pre-set per minute tariffs regulated by the Ministry of Telecommunications. The Group is charged by regional local operators for originating and terminating calls. The Group also incurs agent fees in connection with the service contracts concluded with regional local operators.

The Group charges amounts to foreign network operators for incoming calls and other traffic that originate outside Russia. The Group is charged by foreign operators for completing international calls. These revenues and costs are shown gross in the consolidated financial statements.

Amounts payable to and receivable from the same operators are shown net in the balance sheet where a legal right of offset exists and there is intention either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Revenues from the sale of transmission capacity on terrestrial and submarine cables, which relates to IRU under operating leases where the Group is a lessor, are recognized on a straight-line basis over the life of the contract.

Employee benefits

The Group operates a defined benefit pension scheme which requires one-off contributions, representing net present value of future monthly payments to employees, to be made by the Group to a separately administered pension fund upon employees’ dismissal. A participating employee with fifteen or more years of service in telecommunication industry is eligible for the pension provided dismissal is accepted within one month after the statutory retirement age. The pension fund is liable for payments to the retired employees. Under the scheme benefits payable are indexed periodically. Actuarial gains and losses are recognized in the statement of income immediately.

The Group also participates in a defined contribution plan. Contributions made by the Group on defined contribution plans are charged to expenses when incurred. Effective January 1, 2004, maximum contribution is established at 100 Rubles per month per employee.

The Group accrues for the employees’ compensated absences (vacations) as the additional amount that the Group expects to pay as a result of the unused vacation that has accumulated at the balance sheet date.

Under provision of the Russian legislation, social contributions are made through a unified social tax (“UST”) calculated by the Group by the application of a regressive rate (from 26% to 2%) to the annual gross remuneration of each employee. The Group allocates the UST to three social funds (state pension fund, social and medical insurance funds), where the rate of contributions to the pension fund varies from 20% to 2% depending on the annual gross salary of each employee. The Group’s contributions relating to UST are expensed in the year to which they relate.

Advertising costs

Advertising costs are charged to the statement of income as incurred.

Borrowing costs

Borrowing costs are expensed, except for those that would have been avoided if the expenditure to acquire the qualifying asset had not been made. To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined by applying a capitalization rate to the expenditures on that asset.  The capitalization rate is the weighted average rate of the borrowing costs applicable to the borrowings of the enterprise that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining the qualifying asset. Qualifying borrowing costs are capitalized with the relevant qualifying asset from the date the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred until the related asset is substantially ready for its intended use. Capitalized borrowing costs are subsequently charged to the statement of income in the period over which the asset is depreciated.

Foreign currency transactions

Transactions denominated in foreign currencies are translated into Rubles at the exchange rate as of the transaction date. Foreign currency monetary assets and liabilities are translated into Rubles at the exchange rate as of the balance sheet date. Exchange differences arising on the settlement of monetary items, or on reporting the Group’s monetary items at rates different from those at which they were initially recorded in the period, or reported in previous financial statements, are recorded as foreign currency exchange gains or losses in the period in which they arise.

As at December 31, 2006, 2005 and 2004, the rates of exchange used for translating foreign currency balances were (in Russian Rubles for one unit of foreign currency):

	2006	2005	2004
US Dollars	26.33	28.78	27.75
Japanese Yen	0.2216	0.2453	0.2675
Special Drawing Rights (SDR)	39.58	41.13	42.98
EURO	34.70	34.18	37.81

Source: the Central Bank of Russia

Dividends

Dividends are recognized when the shareholder’s right to receive the payment is established. Dividends in respect of the period covered by the financial statements that are proposed or declared after the balance sheet date but before approval of the financial statements are not recognized as a liability at the balance sheet date in accordance with IAS No. 10, “Events After the Balance Sheet Date”. The amount of dividends proposed or declared after the balance sheet date but before the financial statements were authorized for issue is disclosed in Note 32.

Minority interest

Minority interest includes that part of the net results of operations and of net assets of subsidiaries attributable to interests which are not owned, directly or indirectly through subsidiaries, by the Company. Minority interest at the balance sheet date represents the minority shareholders’ portion of the fair values of identifiable assets and liabilities of the subsidiary at the acquisition date, and the minority’s portion of movements in net assets since the date of the combination. The losses applicable to the minority interest holder in a consolidated subsidiary may exceed the minority interest in the equity of the subsidiary.

The excess, and any further losses applicable to the minority, are charged against the majority interest, except to the extent that the minority has a binding obligation to, and is able to, make good for the losses. If the subsidiary subsequently reports profits, the majority interest holder is allocated all such profits until the minority’s interest holder share of losses previously absorbed by the majority has been recovered. If a subsidiary or an associate has outstanding cumulative preferred shares which are held outside the Group, the Company computes its share of profits or losses after adjusting for the preferred dividends, whether or not the dividends have been declared.

Minority interest in the acquiree is stated at the minority’s interest holder proportion of the net fair values of the acquiree’s identifiable assets, liabilities and contingent liabilities recognized as part of allocating the cost of the combination at the acquisition date.

Earnings per share

IAS No. 33, as revised, requires the application of the “two-class method” to determine earnings applicable to ordinary shareholders, the amount of which is used as a nominator to calculate earnings per ordinary share. The application of the “two-class method” requires that the profit or loss after deducting preferred dividends is allocated to ordinary shares and other participating equity instruments to the extent that each instrument shares in earnings as if all of the profit or loss for the period had been distributed.  The total profit or loss allocated to each class of equity instrument is determined by adding together the amount allocated for dividends and the amount allocated for a participation feature.

Segment information

Effective December 1, 2003, the Group operates only in one segment being provision of telecommunication services.

Operating segments were identified based on the organizational structure of the Group and types of activities the Company and its subsidiaries are engaged in.

Reclassifications

The classification of revenue was amended in the consolidated statement of income for the year ended December 31, 2006. The change in the classification of revenue is due to introduction of the new regulations in telecommunication industry (refer to Note 3). Comparative amounts for the years ended December 31, 2005 and 2004 were reclassified to conform to current year presentation.

The classification of revenue as it was presented in previously reported consolidated statements of income for the years ended December 31, 2005 and 2004 and as it is presented in the consolidated statements of income for the same periods are shown below.

As previously reported

	2005	2004
Local operators	25,227	22,648
Subscribers	8,955	8,740
Foreign operators	4,706	4,560
Other	2,067	1,370
Total revenue	40,955	37,318

As currently reported

	2005	2004
Telephone traffic	31,629	30,398
Rent of channels	6,045	4,623
Other revenue	3,281	2,297
Total revenue	40,955	37,318

IFRSs and IFRIC Interpretations not yet effective

The Group has not applied the following IFRSs and IFRIC Interpretations that have been issued but are not yet effective:

•                  IFRS 7 “Financial Instruments: Disclosures”,

•                  IFRS 8 “Operating Segments”,

•                  IAS 1 (amended 2005) “Presentation of Financial Statements – Capital Disclosures”,

•                  IFRIC 8 “Scope of IFRS 2”,

•                  IFRIC 9 “Reassessment of Embedded Derivatives”,

•                  IFRIC 10 “Interim Financial Reporting and Impairment”,

•                  IFRIC 11 “IFRS 2 - Group and Treasury Share Transactions”

IFRS 7 “Financial Instruments: Disclosures” replaces the disclosure requirements of IAS 32 and must be applied for annual reporting periods that commence on or after January 1, 2007.

The amendment of IAS 1 “Presentation of Financial Statements – Capital Disclosures” requires disclosures regarding an entity’s objectives, policies and processes for managing capital. The provisions are effective for reporting periods beginning on or after January 1, 2007.

IFRIC 8 clarifies that IFRS 2 applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. If the identifiable consideration given appears to be less than the fair value of the equity instrument granted, under IFRIC 8 this situation typically indicates that other consideration has been or will be received. IFRS 2 therefore applies. IFRIC 8 becomes effective for financial years beginning on or after May 1, 2006.

IFRIC 9 clarifies, that an entity shall assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. An entity shall apply this interpretation for annual periods beginning on or after June 1, 2006.

Applying IFRIC 10, an entity shall not reverse an impairment loss recognized in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost. An entity shall apply this interpretation for annual periods beginning on or after November 1, 2006.

IFRIC 11 addresses the issues whether the certain transactions should be accounted for as equity-settled or as cash-settled under the requirements of IFRS 2, and concerns the accounting treatment for share-based payment arrangements that involve two or more entities within the same group. An entity shall apply this interpretation for annual periods beginning on or after March 1, 2007.

The Group expects that the adoption of the pronouncements listed above will have no significant impact on the Group’s result of operation and financial positions in the period of initial application. The adoption of IFRS 7 will significantly affect the disclosures relating to financial instruments as presented in the notes to the financial statements.

5.        BUSINESS COMBINATIONS

Globus-Telecom

On April 3, 2006 the Group in a linked transaction acquired 94.9% shares of ZAO Globus-Telecom, of which 60% was acquired from ZAO Alsean-N for 666, 15% was acquired from OAO RTC-Leasing for 155 and 20% was acquired through purchase of 100% share in OOO Telecomcenter for 281. Costs directly attributable to the business combination amounted to 21 and consist of payments for legal and consulting services. The main activity of Globus-Telecom is provision of telecommunication services, including provision of local telecommunication services, data transmission services, rent of channels, to governmental, corporate and individual customers in Moscow and other regions throughout Russia. The purchase of Globus-Telecom was aimed to strengthen competitive position of the Group in the retail market by increasing its share at Moscow corporate market and expanding the range of services provided to end-customers.

The Group accounted for acquisition of Globus-Telecom applying the purchase method, in accordance with provisions of IFRS 3, “Business combinations”. Accordingly, the results of operations and financial position of Globus-Telecom were consolidated by the Group beginning from April 3, 2006. The following table summarizes the fair values of identifiable net assets of Globus-Telecom acquired as at the acquisition date:

April 3, 2006
Property, plant and equipment	171
Intangible assets
Number capacity	326
Contract-based intangible assets	147
Computer software	27
Inventories	2
Trade and other accounts receivable	88
Cash	12
Other current assets	53
Deferred tax liability	(98)
Long-term accounts payable	(49)
Short-term debt	(51)
Accounts payable and accrued liabilities	(167)
Other current liabilities	(17)
Fair value of net assets	444
Less: minority interest (5.1%)	(23)
Group’s share of the fair value of net assets	421
Consideration paid	1,123
Goodwill	702

The disclosure of carrying amounts of assets, liabilities and contingent liabilities of Globus-Telecom in accordance with IFRS, immediately before the business combination, is impracticable as Globus-Telecom had not been an IFRS reporter.

From the date of acquisition, Globus-Telecom has contributed 6 to the increase of the net profit of the Group for 2006. If the combination had taken place at the beginning of the year, the profit of the Group would have been 1,447 and revenue would have been 61,652.

Zebra Telecom

On June 13, 2006, the Group acquired 100% shares of ZAO Zebra Telecom from Starford Investments Company Ltd. for 374 in cash. The main activity of Zebra Telecom is provision of local telecommunication services and Internet services mostly in Moscow to individual customers. The purchase of Zebra Telecom was aimed to increase diversification of activities of the Group and to develop the activities related to sale of prepaid telephone cards.

The acquisition of Zebra Telecom was accounted for using the purchase method, in accordance with provisions of IFRS 3, “Business combinations”. Accordingly, the results of operations and financial position of Zebra Telecom were consolidated by the Group beginning from June 13, 2006. The following table summarizes on a provisional basis the fair values of net assets acquired as at the acquisition date:

June 13, 2006
Property, plant and equipment	42
Intangible assets
Trademarks	197
Contract-based intangible assets	3
Number capacity	1
Computer software	4
Inventories	10
Trade and other accounts receivable	35
Cash	1
Other current assets	17
Deferred tax liability	(29)
Short-term debt	(49)
Accounts payable and accrued liabilities	(95)
Fair value of net assets	137
Consideration paid	374
Goodwill	237

The disclosure of carrying amounts of assets, liabilities and contingent liabilities of Zebra Telecom in accordance with IFRS, immediately before the business combination, is impracticable as Zebra Telecom had not been an IFRS reporter.

From the date of acquisition Zebra Telecom has contributed 13 to the decrease of the net profit of the Group for 2006. If the combinations had taken place at the beginning of the year, the profit of the Group would have been 1,417 and revenue would have been 61,741.

GlobalTel

The Group owns 51% of the ordinary shares of GlobalTel, a Russian closed joint stock company since inception of GlobalTel. GlobalTel was created in 1996 to provide access to a US-based global mobile satellite telephone network.  Since the time of its launch, the global satellite network has experienced technical problems and low subscriber interest, as the result of which GlobalTel has only recently developed its operations beyond the development stage.  The US owner of the satellite network also owns the remaining 49 per cent of GlobalTel.  The charter of GlobalTel, its by-laws and the way GlobalTel historically conducted its operations provided for substantive participation of both shareholders in the economic activities of GlobalTel.  The minority shareholder had effective veto rights that would prevent the Group from causing GlobalTel to take an action that is significant in the ordinary course of its business.  Because effective control of GlobalTel did not rest with the Group, management accounted for the investment in GlobalTel under the equity method. The Group did not recognize its share in losses of GlobalTel as the accumulated share in losses of GlobalTel exceeded the investment of the Group in GlobalTel.  Loans and other accounts receivable from GlobalTel were fully provided for as a loss from GlobalTel.  Any receipts from GlobalTel in respect of the loans and receivable were recognized as gain from associates in the period they were received.

On April 25, 2005 the shareholders’ meeting of GlobalTel approved a new charter which abolished the other shareholder’s veto and substantive participation rights.  The Group assessed that these changes resulted in it obtaining control over GlobalTel, thus, converting it from jointly controlled entity to a subsidiary of the Group. Consequently, the results of operations and financial position of GlobalTel were consolidated in the financial statements of the Group in accordance with IAS No. 27, “Consolidated Financial Statements and Accounting for Investments in Subsidiaries”, prospectively beginning from April 25, 2005.

The obtaining control over GlobalTel was accounted for using the purchase method, in accordance with provisions of IFRS 3, “Business combinations”. Accordingly, the results of operations and financial position of GlobalTel were consolidated by the Group beginning from April 25, 2005. The following table summarizes the fair values of net assets acquired at the date of obtaining control:

April 25, 2005

Property, plant and equipment	357
Inventories	191
Trade and other accounts receivable	37
Other current assets	161
Cash	138
Short-term debt (Loral)	(219)
Vendor financing (Globalstar)	(1,206)
Lease liabilities	(86)
Other current liabilities	(199)
Fair value of net assets acquired	(826)
Share in accumulated deficit of GlobalTel	826
Total investment	—

In accordance with Russian legislation, joint stock companies must maintain a level of equity (net assets) that is greater than the charter capital. In the event that a company’s net assets, as determined under Russian accounting legislation, fall below certain minimum levels, specifically below zero, the company can be forced to liquidate. Zebra Telecom and GlobalTel have had, and continue to have, negative equity as reported in their Russian statutory financial statements. Management believes that the risk of the initiation of statutory liquidation procedures or other material adverse actions is remote.

6.        PROPERTY, PLANT AND EQUIPMENT

The net book value of property, plant and equipment as of December 31, 2006, 2005 and 2004 was as follows:

	Buildings and site services	Cable and transmission devices	Other	Construction in progress	Total
Cost
At January 1, 2006	25,632	111,551	24,190	6,789	168,162
Additions	—	—	—	7,706	7,706
Additions with acquired subsidiaries	—	157	31	25	213
Disposals	(1,991)	(13,171)	(1,787)	(48)	(16,997)
Transfer	208	3,379	2,592	(6,179)	—

At December 31, 2006	23,849	101,916	25,026	8,293	159,084

Accumulated Depreciation and Impairment
At January 1, 2006	(17,938)	(92,394)	(17,066)	(136)	(127,534)
Depreciation expense	(1,805)	(4,674)	(1,919)	—	(8,398)
Disposals	1,456	12,926	1,652	—	16,034

At December 31, 2006	(18,287)	(84,142)	(17,333)	(136)	(119,898)

Net book value at December 31, 2006	5,562	17,774	7,693	8,157	39,186

	Buildings and site services	Cable and transmission devices	Other	Construction in progress	Total
Cost
At January 1, 2005	22,507	123,287	24,470	4,313	174,577
Additions	—	—	—	7,944	7,944
Additions with acquired subsidiaries	—	328	28	79	435
Disposals	(1,055)	(11,527)	(2,204)	(8)	(14,794)
Transfer	228	1,886	3,425	(5,539)	—
Reclassification	3,952	(2,423)	(1,529)	—	—

At December 31, 2005	25,632	111,551	24,190	6,789	168,162

Accumulated Depreciation and Impairment
At January 1, 2005	(15,242)	(95,634)	(17,714)	—	(128,590)
Depreciation expense	(757)	(4,761)	(1,618)	—	(7,136)
Impairment	(1,112)	(2,687)	(1,026)	(136)	(4,961)
Disposals	679	10,460	2,014	—	13,153
Reclassification	(1,506)	228	1,278		—

At December 31, 2005	(17,938)	(92,394)	(17,066)	(136)	(127,534)

Net book value at December 31, 2005	7,694	19,157	7,124	6,653	40,628

	Buildings and site services	Cable and transmission devices	Other	Construction in progress	Total
Cost
At January 1, 2004	23,386	122,290	23,266	5,345	174,287
Additions	—	—	—	4,773	4,773
Disposals	(950)	(2,068)	(958)	(14)	(3,990)
Disposal of subsidiaries	—	(241)	(131)	(121)	(493)
Transfer	71	3,306	2,293	(5,670)	—
At December 31, 2004	22,507	123,287	24,470	4,313	174,577

Accumulated Depreciation
At January 1, 2004	(15,471)	(92,756)	(16,475)	—	(124,702)
Depreciation expense	(544)	(4,901)	(2,053)	—	(7,498)
Disposals	773	1,957	754	—	3,484
Disposal of subsidiaries	—	66	60	—	126
At December 31, 2004	(15,242)	(95,634)	(17,714)	—	(128,590)

Net book value at December 31, 2004	7,265	27,653	6,756	4,313	45,987

Changes in estimate of useful lives

In March 2006 the Company formalized a plan to gradually discontinue using analog trunk lines and equipment beginning from January 2006 through the end of 2010. The Company has accordingly revised its estimate of the remaining period of use of the analog lines and equipment prospectively effective January 1, 2006. The net effect of change in useful lives of analog trunk lines for the year ended December 31, 2006, was to increase depreciation by 1,393. The change in useful lives is expected to result in increase of depreciation for the years ended December 31, 2007 and 2008 by 163 and 113, respectively. Management believes these differences will be decreasing in later years.

At December 31, 2006 the gross carrying value of fully depreciated property, plant and equipment was 68,212 (2005: 51,777).

Leased assets

Leased assets as of December 31, 2006 and 2005, where the Group is a lessee of IRU, plants and machinery under finance lease agreements, comprised of the following:

	2006	2005	2004
Cost – capitalized finance leases	505	412	—
Impairment loss and accumulated depreciation	(101)	(51)	—
Net book value	404	361	—

Refer to Note 16 for further details regarding finance leases.

Site restoration provision

In connection with the above plan to discontinue using analog trunk lines and equipment the Group recognized a site restoration obligation of 104 and 25 in the consolidated balance sheets as of December 31, 2006 and 2005, respectively (refer to Note 15). The costs the Group expects to incur in connection with abandonment and land restoration are included in additions to Cable and transmission devices in the amount of 129 and 25 for the year ended December 31, 2006 and 2005, respectively.

Interest capitalization

Interest amounting to 273, 118 and 161 was capitalized in property, plant and equipment for the years ended December 31, 2006, 2005 and 2004. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization is 7.8%, 5.4% and 6.1%, respectively.

Pledged property, plant and equipment

Property, plant and equipment with a carrying value of 3,240, 3,837, and 2,066 was pledged in relation to loan agreements entered into by the Group as of December 31, 2006, 2005 and 2004, respectively (refer to Notes 18 and 19). Included in pledged property, plant and equipment as of December 31, 2006 and 2005 is also the Satellite Gateway equipment with a carrying value of 154 and 206, respectively, pledged in connection with vendor financing received from Globalstar L.P. (minority shareholder of GlobalTel). Currently, GlobalTel is in default on this vendor financing (see also Note 17).

Impairment of property, plant and equipment

As discussed in detail in Note 3, as part of the regulatory reform and restructuring of the national telecommunications sector aimed to facilitate competition and make the industry more attractive for investors, in 2005 the Ministry of Telecommunications issued a number of new rules and regulations that resulted in change of the Group’s status as a monopoly supplier of long distance and international communications effective January 1, 2006.

As of December 31, 2005 the Group performed the assessment of the impact of the new rules and regulations on its business and results of operations that resulted in a 4,970 impairment loss recognized in the statement of income for the year ended December 31, 2005 related to write-down of certain property, plant and equipment of 4,961 and goodwill of 9 to their recoverable amount. The recoverable amount of property, plant and equipment was based on value in use and was determined at the cash-generating unit level. The cash-generating unit consisted of the Company and its subsidiaries: Westelcom and MTs NTT. Impairment analysis was performed based on the value in use as fair value less cost to sell cannot be determined reliably. In determining value in use for the cash-generating unit, the cash flows were discounted at a rate of 16.65% on a pre-tax basis and cash flows beyond the 5-year period were extrapolated using a 5% growth rate.

7.        GOODWILL AND OTHER INTANGIBLE ASSETS

The net book value of other intangible assets as of December 31, 2006 and 2005 was as follows:

	Goodwill	Number capacity	Trademarks	Computer software	Other	Total
Cost
At January 1, 2006	9	—	—	—	—	9
Additions	—	26	—	1,145	—	1,171
Additions with acquired subsidiaries	939	327	197	31	150	1,644

At December 31, 2006	948	353	197	1,176	150	2,824

Accumulated Amortization and Impairment
At January 1, 2006	(9)	—	—	—	—	(9)
Amortization expense	—	—	—	(13)	(7)	(20)

At December 31, 2006	(9)	—	—	(13)	(7)	(29)

Net book value at December 31, 2006	939	353	197	1,163	143	2,795

The intangible assets recognized separately as a result of acquisition of Globus-Telecom and Zebra Telecom (refer to Note 5) represent resources from which future economic benefits are expected to flow to the Group, and include the following classes:

•             number capacity,

•             trademarks,

•             computer software

The owned number capacity and trademarks are intangible assets with indefinite useful lives and are not amortized. These assets are tested for impairment annually or more frequently if there is an indication that the intangible assets may be impaired.

The computer software includes internally generated and acquired intangible assets and has estimated useful lives from 1 to 10 years.

The goodwill recognized above is attributed to the expected synergies and other benefits from combining the assets and activities of Globus-Telecom and Zebra Telecom with those of the Group (refer to Note 5). Both subsidiaries, Globus-Telecom and Zebra Telecom, are identified as separate cash-generating units. Goodwill and indefinite life intangible assets acquired through business combination with Globus-Telecom and Zebra Telecom are allocated to these individual cash-generating units, respectively. Subsequently, both cash-generating units (net assets of which include goodwill acquired) are tested for impairment annually. In case of impairment of the unit the loss will be allocated to goodwill firstly and to the other assets pro rata on the basis of the carrying amount of each asset in the unit.

Globus-Telecom

The recoverable amount of Globus-Telecom unit has been determined based on a value in use calculation using cash flow projections based on financial budgets approved by senior management covering a 3-years period. The discount rate applied to the cash flow projections is 10.6% and cash flows beyond this period are extrapolated using nil growth rate.

Zebra Telecom

The recoverable amount of Zebra Telecom unit has been determined based on a value in use calculation using cash flow projections based on financial budgets approved by senior management covering a 5-years period. The discount rate applied to the cash flow projections is 14.7% and cash flows beyond this period are extrapolated using nil growth rate.

As of December 31, 2006, the carrying amounts of Globus-Telecom and Zebra Telecom units were less than their recoverable amounts, thus no impairment loss was recognized in the consolidated statement of income for the year ended December 31, 2006.

Carrying amount of goodwill, number capacity and trademarks as of December 31, 2006 allocated to each of the cash-generating units is as follows:

	Globus- Telecom	Zebra Telecom	Total

Goodwill	702	237	939
Number capacity	352	1	353
Trademarks	—	197	197
Net book value at December 31, 2006	1,054	435	1,489

Interest amounting to 76 was capitalized primarily in computer software, for the year ended December 31, 2006.

8.        SUBSIDIARIES

These consolidated financial statements include the assets, liabilities and results of operations of OAO “Rostelecom” and the following of its subsidiaries, all registered in the Russian Federation:

		Effective share of the Group as of December 31,
Subsidiary	Main activity	2006	2005	2004

ZAO MTs NTT (“MTs NTT”)	Fixed line telecommunication services	100%	100%	100%
ZAO Westelcom (“Westelcom”)	Leasing of telecommunication equipment	100%	100%	100%
ZAO Zebra Telecom (“Zebra Telecom”) (see Note 5)	Local telecommunication services and Internet services	100%	—	—
ZAO Globus-Telecom (“Globus-Telecom”) (see Note 5)	Local telecommunication services	94.9%	—	—
ZAO GlobalTel (“GlobalTel”) (see Note 5)	Satellite telecommunications	51%	51%	51%
ZAO SK Kostars (“Kostars”)	Insurance services	86.7%	60%	60%
ZAO Incom (“Incom”)	Local telecommunication services	54.4%	54.4%	54.4%
DP Pansionat “Malakhit”	Recreation services	100%	100%	100%

9.        INVESTMENTS IN ASSOCIATES

Movements in investments in associates and joint ventures during the years ended December 31, 2006, 2005 and 2004 were as follows:

	2006	2005	2004
Beginning of year	331	2,511	2,381
Additions	—	22	110
Dividends received	(7)	(96)	(74)
Share in income	19	316	170
Removed investments on consolidation	(13)	(21)	—
Reclassification to long-term investments	—	—	(26)
Reclassification of investment in Golden Telecom	—	(2,197)	—
Disposal of associates	—	(204)	—
Reclassification of investments in ZAO Telecom-center (refer to Note 12)	—	—	(50)
End of year	330	331	2,511

Total income from associates and joint ventures presented in the consolidated statements of income is composed of the following:

	2006	2005	2004
Share in income of associates included in movements in investments in associates	19	316	170
Loss from GlobalTel (joint venture until April 25, 2005, see Note 5)	—	(147)	(195)
Total gain/(loss) from associates	19	169	(25)

Investments in associates as of December 31, 2006, 2005 and 2004 were as follows:

Associate	Main activity	Voting share capital, %		2006 Carrying amount	2005 Carrying amount	2004 Carrying amount
OAO RTComm.RU	Internet services	31		217	222	156
OAO MMTS-9	Telecommunication services	49		76	73	60
Svyazintek	Implementation of integrated billing systems	19		36	27	—
Golden Telecom, Inc., USA	Telecommunication	10.97
(“Golden Telecom”)	services	(2005: 11.04	,
		2004: 11.08)		—	—	2,067
GlobalTel (refer to Note 5)	Satellite telecommunications	51		—	—	—
ZAO Telmos	Telecommunication services	20		—	—	197
Other	Various			1	9	31
Total investments in associates				330	331	2,511

Summarized financial information as of December 31, 2006, 2005 and 2004 and for the years then ended of the associates disclosed above is presented below:

Aggregate amounts	2006	2005	2004
Assets	3,778	1,353	24,755
Liabilities	2,679	449	5,476
Revenue	5,729	3,401	20,051
Net income	255	226	2,151

All associates are registered in the Russian Federation.

The main activity of RTComm.RU is provision of Internet access services to enterprises and individuals. As of December 31, 2006, 2005 and 2004, Rostelecom owned 31.09% of voting shares of RTComm.RU.

Prior to December 2005, investment into Golden Telecom was accounted for using equity method as the Group exercised significant influence over the financial and operating policies of Golden Telecom through representation on its Board of Directors since in accordance with the Shareholders’ Agreement the Group had the right to appoint 2 out of 10 members to the Board of Directors of Golden Telecom while other shareholders appointed 1-3 Directors to the Board.

In December 2005, provisions in the Shareholders’ Agreement that gave to the Group the right to appoint two directors to the Board of Golden Telecom lapsed and effective December 1, 2005, the Group’s remaining rights are limited to maintaining membership of less than two directors in the Board of Golden Telecom, depending on the current effective voting power in the latter. The above change brought to cessation the Group’s significant influence over Golden Telecom effective December 1, 2005. Consequently, effective December 1, 2005, the Group discontinued applying equity method of accounting for its investment in Golden Telecom and reclassified this investment as an available-for-sale financial asset with initial cost equal to carrying value of equity investment in Golden Telecom at the date of the reclassification. As of December 31, 2006 and 2005 investment in Golden Telecom is measured at its fair value determined based on NASDAQ closing bid price at the last trading day.

In April 2005, according to the changed charter of GlobalTel, the Group obtained control over GlobalTel and consolidated the latter in the financial statements as of December 31, 2006 and 2005 (refer to Note 5).

In March 2005, the Group sold its 20% interest in ZAO Telmos to AFK “Systema” for a cash payment of 235.

The carrying amount of investments in associates in these consolidated financial statements is equal to the Group’s share of underlying equity in the net assets of investee companies, including goodwill, if any. All associates have a December 31 year-end.

10.     LONG-TERM FINANCIAL INVESTMENTS

Long-term financial investments are Ruble denominated and as of December 31, 2006, 2005 and 2004 comprised the following:

	2006	2005	2004
Investment in Golden Telecom	4,963	3,017	—
Investment in OAO Sberbank of Russia	724	298	107
Other long-term financial investments	41	28	157
Total long-term financial investments	5,728	3,343	264

Investments in OAO Sberbank of Russia are classified as available-for-sale financial assets and stated at fair value determined based on RTS closing bid price at the last trading date.

Following from cessation of Rostelecom’s significant influence over Golden Telecom investment in the latter was reclassified into available-for-sale financial asset (refer to Note 9) and included in the long-term investments as of December 31, 2006 and 2005 at fair value determined based on NASDAQ closing bid price at the last trading date.

During 2006, the Group sold its interests in ZAO “Telecross”, OOO “RTC-Sibir”, OOO “Artelecom-Service”, OAO “A-Svyaz”, ZAO “Rostelecomimport” and ZAO AKB “Promsvyazbank” with a carrying value of 11 for a cash payment of 56. As of December 31, 2005 those investments were included in other long-term financial investments.

In February 2005, the Group sold its 5% interest in MTT with a carrying value of 180 to AFK “Systema” for a cash payment of 180. As of December 31, 2004 investment in MTT was included in other long-term financial investments.

Also during 2005 the Group sold its interests in ZAO “Teleport-TP”, OOO “Informtek” and OOO “Teleradiocompany Yalta” with a carrying value of 0.001 for a cash payment of 40. As of December 31, 2004 those investments were included in other long-term financial investments.

11.     ACCOUNTS RECEIVABLE

Accounts receivable as of December 31, 2006, 2005 and 2004 comprised the following:

	2006	2005	2004
Local operators	1,679	1,849	1,901
Subscribers	4,519	1,083	1,668
Other	1,980	1,292	1,734
Less: allowance for doubtful trade accounts receivable	(1,132)	(898)	(1,774)
Trade accounts receivable, net	7,046	3,326	3,529
Prepayments	418	379	396
Prepaid taxes other than on income	1,092	1,210	1,265
Other accounts receivable	721	790	695
Less: allowance for doubtful other accounts receivable	(456)	(473)	(510)
Other accounts receivable, net	1,775	1,906	1,846
Total accounts receivable	8,821	5,232	5,375

Significant increase in accounts receivable (subscribers) is related to the introduction of the new regulations in telecommunication industry (refer to Note 3).

Trade accounts receivable, net of allowances for doubtful accounts, include amounts totaling to 696 (2005: 459, 2004: 450) due from foreign telecommunications operators which are denominated in foreign currencies, principally represented by Special Drawing Rights (“SDR”) and US dollars. As of December 31, 2006, 2005 and 2004, the carrying value of trade accounts receivable approximated their fair value.

The following table summarizes the changes in the allowance for doubtful accounts receivable for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
Balance, beginning of year	1,371	2,284	2,689
Additions with acquired subsidiaries	20
Provision/(recovery) for doubtful accounts receivable	389	(140)	369
Accounts receivable written-off	(186)	(773)	(774)
Balance, end of year	1,594	1,371	2,284

As of December 31, 2006 balance of the allowance for doubtful accounts receivable decreased long-term accounts receivable and short-term accounts receivable by 6 and 1,588, respectively. Long-term accounts receivable are included in other non-current assets in the consolidated balance sheets.

12.     SHORT-TERM INVESTMENTS

Short-term investments include investments available-for-sale, which are stated at fair value, and loans and receivables which are stated at amortized cost using the effective interest rate method. Short-term investments comprised the following as of December 31, 2006, 2005 and 2004:

	2006	2005	2004
VEB bonds (USD denominated)	—	—	195
Bills of exchange	542	5,312	5,247
Short-term deposits and deposit certificates	7,916	6,878	2,658
Investments in ZAO Telecom-center	—	—	50
Other	38	48	—
Total short-term investments	8,496	12,238	8,150

Bills of exchange and short-term deposits and deposit certificates are classified as loans and receivables.

Fair value of investments, which are traded on active markets, is based on the market quotes for such investments.  Fair value of investments, which are not traded on active market, is based on estimated discounted future cash flows.  The discount rate is identified individually for each company and is based on the weighted average cost of capital.

Transactions with financial instruments are recognized using settlement date accounting.  Assets are recognized on the day they are transferred to the Group and derecognized on the day that they are transferred by the Group.

Vnesheconombank (VEB) bonds, bearer securities guaranteed by the Ministry of Finance of Russia, had maturity date May 14, 2008, and were stated in the consolidated balance sheets as of December 31, 2004 at market value based on quotations obtained from the over the counter market.  In June 2005 the Group sold Vnesheconombank (VEB) bonds for consideration of 202.

The Group invests temporarily available funds in bills of exchange issued by various Russian companies maturing within 12 months after the balance sheet date or with no fixed maturity, which the Group plans to sell during the next year. The bills of exchange bear interest in the range from 7% to 11% and are denominated in Rubles, as well as in foreign currencies. As of December 31, 2006, approximately 26% (2005: 33%, 2004: 10%) of the Group’s total bills of exchange are denominated in foreign currencies, represented by US dollars. The Group uses bills of exchange as a financial instrument primarily for the purpose of receiving financial income.

Bills of exchange include promissory notes issued by OAO Svyazbank, which is related party (refer to Note 27), of 213 (2005: 4,346, 2004: 590). Short-term deposits include deposits in ZAO Promsvyazbank of 1,390 (2005: 3,274, 2004: 500) and deposits in OAO Svyazbank of 4,650 (2005: nil, 2004: 900). Refer to Note 13 for cash held in these banks. Management of the Group is constantly monitoring financial position and performance of these banks and believes that amounts invested in promissory notes, cash and short-term deposits are fully recoverable.

In March 2005, the Group sold its 45% interest in ZAO Telecom-Center with a carrying value of 50 for a cash payment of 68.

13.     CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of December 31, 2006, 2005 and 2004 included cash on hand and at bank accounts and short-term deposits and bills of exchange with original maturities of less than three months as follows:

	2006	2005	2004
Cash at bank – Rubles	1,147	2,165	379
Cash at bank – Foreign currencies	93	58	53
Short term deposits – Rubles	6	170	752
Short-term deposits – Foreign currencies	—	—	66
Short-term bills of exchange	1,101	—	—
Other	6	5	5
Total cash and cash equivalents	2,353	2,398	1,255

As of December 31, 2006, cash at bank in foreign currencies held in escrow accounts on behalf of providers of loans to the Company amounted to nil (2005: nil, 2004: 32).

Cash at bank denominated in Rubles include cash held in OAO Svyazbank of 308 (2005: 539, 2004: 8) and cash held in ZAO Promsvyazbank of 22 (2005: 11, 2004: 34 ). Cash at bank denominated in foreign currencies include cash held in OAO Svyazbank of 11 (2005: nil, 2004: nil).

14.     SHAREHOLDERS’ EQUITY

Share capital

The authorized share capital of the Company as of December 31, 2006, 2005 and 2004 comprised 1,634,026,541 ordinary shares and 242,832,000 non-redeemable preferred shares.  The par value of both ordinary and preferred shares amounted to Rbl 0.0025 per share.

As of December 31, 2006, 2005 and 2004, the issued and outstanding share capital was as follows:

	Number of shares	Nominal value	Carrying amount
Ordinary Shares, Rbl 0.0025 par value	728,696,320	1.822	75
Preferred Shares, Rbl 0.0025 par value	242,831,469	0.607	25
Total	971,527,789	2.429	100

There were no transactions with own shares during 2006, 2005 and 2004.

The Board of Directors of Rostelecom is authorized under its Charter to issue additional ordinary shares up to the total of the authorized share capital without further approval of shareholders.

The nominal share capital of the Company recorded on its incorporation has been indexed, to account for the effects of inflation from that date through December 31, 2002. The share capital in the Russian statutory accounts at December 31, 2006, 2005 and 2004 amounted to 2,428,819 nominal (uninflated) Rubles.

Ordinary shares carry voting rights with no guarantee of dividends.

Preferred shares have priority over ordinary shares in the event of liquidation but carry no voting rights except on resolutions regarding liquidation or reorganization of the Company, changes to dividend levels of preferred shares, or the issuance of additional preferred stock. Such resolutions require two-thirds approval of preferred shareholders. The preferred shares have no rights of redemption or conversion.

Preferred shares carry dividends amounting to the higher of 10% of the net income after taxation of the Company as reported in the Russian statutory accounts divided by the number of preferred shares and the dividends paid on one ordinary share.  If the holders of preferred shares receive dividends of less than 10% of the net income after taxation as reported in the Russian statutory accounts, no dividends to the holders of ordinary shares are declared. Owners of preferred shares have the right to participate in and vote on all issues within the competence of general meetings following the annual general meeting at which a decision not to pay (or to pay partly) dividends on preferred shares has been taken.

In case of liquidation, the property remaining after settlement with creditors, payment of preferred dividends and redemption of the par value of preferred shares is distributed among preferred and ordinary shareholders proportionately to number of owned shares.

Accordingly, the Company’s preferred shares are considered participating equity instruments for the purpose of earnings per share calculations (refer to Note 25).

Distributable earnings of all entities included in the Group are limited to their respective retained earnings, as mandated by statutory accounting rules. Statutory retained earnings of the Company as of December 31, 2006, 2005 and 2004 amounted to 35,171, 28,972 and 20,670, respectively.

Reserve capital

In accordance with the Company’s Charter, Rostelecom has to maintain a reserve fund through a mandatory annual transfer of at least 5% of its statutory net profits up to the maximum amount of 15% of its statutory share capital. As of December 31, 2006, 2005 and 2004 the statutory reserve fund amounted to 364,323 nominal (uninflated) Rubles. These amounts are prohibited for distribution by current Russian legislation except for some limited cases.

Dividends

Dividends declared to holders of preferred and ordinary shares in respect of the years ending December 31, 2005, 2004 and 2003 were as follows:

	2006	2005	2004
Dividend – preferred shares	903	722	790
Dividend – ordinary shares	1,138	1,064	640
Total dividends	2,041	1,786	1,430

	Rbl	Rbl	Rbl
Dividend per preferred share	3.72	2.97	3.25
Dividend per ordinary share	1.56	1.46	0.88

15.     ACCOUNTS PAYABLE, PROVISIONS AND ACCRUED EXPENSES

Accounts payable, provisions and accrued expenses consisted of the following as of December 31, 2006, 2005 and 2004:

	2006	2005	2004

Trade accounts payable	6,100	3,064	2,226
Short-term portion of pension obligations (refer to Note 24)	63	49	76
Short-term portion of site restoration provisions	26	8	—
Compensation related accruals	741	540	444
Other accrued expenses	375	339	325
Dividends payable	67	56	120
Current accounts payable, provisions and accrued expenses	7,372	4,056	3,191

Long-term portion of pension obligations (refer to Note 24)	112	123	108
Long-term portion of site restoration provisions	78	17	—
Long-term advances received	69	87	112
Other long-term accounts payable	67	151	120
Non-current accounts payable, provisions and accrued expenses	326	378	340
Total accounts payable, provisions and accrued expenses	7,698	4,434	3,531

Significant increase in trade accounts payable is related to the introduction of the new regulations in telecommunication industry (refer to Note 3).

As of December 31, 2006, other accrued expense included a liability of 15 related to the interest rate swap agreement with Credit Suisse International (see Notes 4 and 18).

As of December 31, 2006, trade accounts payable included amounts totaling to 1,423 which are denominated in foreign currencies, principally represented by Special Drawing Rights and US Dollars (2005: 1,595, 2004: 1,404).

Site restoration provisions represent present value of the expenditures the Company expects to incur in connection with phasing out of analog trunk lines during 2007-2010 in accordance with the formalized plan of the Company (refer also to Note 6). The discount rate of 16.65% was used based on the weighted average cost of capital. As of December 31, 2006 and 2005 total amounts of site restoration provisions equal to 104 and 25, respectively, of which 26 (2005: 8) are included in accounts payable and accrued expenses and 78 (2005: 17) are included in non-current accounts payable in the consolidated balance sheets as of December 31, 2006 and 2005, respectively.

16.     FINANCE LEASE PAYABLE

In April 2005, the Group entered into an IRU finance lease agreement for use a portion of the network capacity of a terrestrial optical fiber cables. The lease agreement is non-cancellable for the period of 15 years, which approximates the remaining useful life of the above optical fibers. Effective interest rate of  the lease is 7.21% p.a. Lease payments are denominated in US Dollars.

Also the Group is involved into a finance lease agreement for use of a digital telecommunication station over its estimated remaining useful life of 7 years. Effective interest rate of the lease is 11.7% p.a. Lease payments are denominated in Rubles.

In 2006, the Group entered into a number of minor finance lease agreements for purchase of telecommunication equipment and vehicles for an average period of 3 years. Effective interest rate of these leases varies from 10.3% to 12.2% p.a.

Future minimum lease payments together with the present value of the net minimum lease payments as of December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Finance lease liabilities – minimum lease payments
Current portion of finance lease liability	111	53	—
Between one to two years	83	44	—
Between two to three years	93	44	—
Between three to four years	43	44	—
Between four to five years	43	44	—
Over five years	349	438	—
Total minimum lease payments	722	667	—
Less interest	(217)	(246)	—
Present value of minimum lease payments	505	421	—

Present value of minimum lease payments
Not later than 1 year	78	52	—
Later than 1 year and not later than 5 years	163	144	—
Later than 5 years	264	225	—
Total non-current lease payable	427	369	—
Total lease payable	505	421	—

Depreciation of property, plant and equipment under the finance lease contracts for 2006 and 2005 amounted to 50 and 10, respectively (refer to Note 6).  Finance charges for the year ended December 31, 2006 and 2005 amounted to 44 and 14, respectively, and are included in interest expense in the consolidated statement of income.

17.     VENDOR FINANCING PAYABLE

Vendor financing payable includes the following as of December 31, 2006, 2005 and 2004:

	2006	2005	2004
Globalstar L.P.	1,249	1,289	—
IBM Corporation	—	388	706
Peter Service	391	—	—
Vendor financing payable – current portion	1,640	1,677	706

IBM Corporation	—	—	353
Peter Service	362	—	—
Vendor financing payable – non-current portion	362	—	353
Total vendor financing	2,002	1,677	1,059

As of December 31, 2006, the Group had the following outstanding vendor financing payable:

•      1,249 (US$ 41 million) payable by GlobalTel to Globalstar L.P., which is the minority shareholder of GlobalTel, for the purchase of three gateways and associated equipment and services (refer Note 6). Globalstar L.P. has a lien over this equipment until the liability is fully paid. GlobalTel is in default in respect of payments in 2004, 2005 and 2006 and has not obtained a waiver from Globalstar L.P. As a result, the whole balance of 1,082 (2005: 1,182) (US$ 41,078) is classified as current in these consolidated balance sheets as of December 31, 2006 and 2005.  Penalty interest in amount of 167 and 107, accrued for each day of delay at the rate of 10% p.a., is included in vendor financing payable in these balance sheets as of December 31, 2006 and 2005, respectively. In 2006 Globalstar L.P. brought an action against GlobalTel claiming immediate repayment of 222. Management believes that if immediate repayment of the defaulted vendor financing and loans is demanded, it would not have a material adverse effect on the Group’s results of operations, financial position and operating plans.

•      753 payable by the Company to ZAO Peter-Service for the purchase of billing system. The liability is repayable in equal quarterly installments up to December 31, 2008. Notes payable bear an interest of 7.73% p.a.

18.     LONG-TERM LOANS

Long-term loans as of December 31, 2006, 2005 and 2004 were as follows:

Maturity	2006	2005	2004

Current portion of interest bearing loans	3,005	851	1,107
Between one to two years	198	621	570
Between two to three years	63	587	109
Between three to four years	37	544	72
Between four to five years	—	520	26
Over five years	—	960	—
Non-current portion of interest bearing loans	298	3,232	777
Total interest bearing loans	3,303	4,083	1,884

As of December 31, 2006, 2005 and 2004, interest bearing loans, which are mostly denominated in foreign currencies, were as follows:

	Note	2006	2005	2004
US Dollars (US$)	(a)	3,055	3,812	1,457
Japanese Yen (JPY)	(b)	32	103	188
EURO	(c)	123	168	239
Foreign currency denominated loans		3,210	4,083	1,884

Russian Ruble denominated loans	(d)	93	—	—
Total interest bearing loans		3,303	4,083	1,884

As of December 31, 2006, the Group had the following loans outstanding:

a)             US dollar denominated loans include the following amounts:

•      US$ 1.35 million (35) within a credit agreement between Rostelecom and Japanese Bank for International Cooperation entered into in March 2004 to finance the purchase of equipment for the reconstruction of the Tyumen-Surgut microwave line. Maximum amount of the credit line is US$ 2.66 million, of which US$ 1.60 million (Tranche A) is provided by JBIC and US$ 1.06 million (Tranche B) is provided by Sumitomo Mitsui Banking Corporation, a Japanese commercial bank. Tranche A and Tranche B bear interest of 4.67% and LIBOR plus 0.55%, respectively. The loan is repayable in semi-annual installments up to October, 2008. 18 relates to the current portion.

•      US$ 5.87 million (155) on a credit agreement between Rostelecom and Japanese Bank for International Cooperation (JBIC) entered into in July 2005 to finance capital construction projects. Maximum amount of the loan is US$ 7.85 million, of which US$ 4.71 (Tranche A) is provided by JBIC and US$ 3.14 million (Tranche B) is provided by Sumitomo Mitsui Banking Corporation, a Japanese commercial bank. Tranche A and Tranche B bear interest of 6.29% and 6 months LIBOR plus 0.5%, respectively. The loan is repayable in semi-annual installments up to November, 2010. 39 relates to the current portion.

•      US$ 100.00 million (2,636) on a credit agreement between Rostelecom and Vnesheconombank (VEB) entered into in December 2005 to finance running expenses with interest rate of 6-months LIBOR plus 3.25%. To secure the debt, the Company pledged its telecommunication equipment with carrying value of 2,732. The loan is repayable annually up to the end of 2012.

Under the existing credit agreement with Vnesheconombank and CSFB the Group is required to meet various financial covenants applied to the statutory financial statements of the Company, including maintaining certain level of debt to equity and debt to income ratios. As of the balance sheet date the Group was not in compliance with one of the covenant, stipulated in the loan agreement and no waver had been obtained from the banks. Therefore, the whole amount of the loan is included in current portion of long-term loans in the accompanying consolidated balance sheet as of December 31, 2006. Subsequently, in June 2007 the Group received a notice from banks confirming that they waive the breach of the contract due to incompliance with one of the covenants. As of March 31, 2007, the Group was in compliance with all covenants. Management believes that non-compliance with debt covenants will not be repeated in the future.

•      US$ 6.92 million (229) on a credit agreement between GlobalTel and Loral Space and Communications Corporation (“Loral”). GlobalTel is in default in respect of these loans. Penalty amounted to 47 is included in the outstanding balance.  As no waiver has been obtained from Loral, these loans are classified as current in the consolidated balance sheet as of December 31, 2006. The loan does not provide for any collateral.

b)            Japanese Yen denominated loans include the following amounts:

•      JPY 127.63 million (29) within a credit line provided by Vneshtorgbank with maximum amount of JPY 880.13 million open through February 25, 2005. The facility bears annual interest rate of 5.75%. To secure the debt, the Company pledged its telecommunication equipment with carrying value of 293. The total amount relates to the current portion. The final payment on this credit line was made in February, 2007.

•      JPY 15.24 million (3) within a credit line provided by Vneshtorgbank with maximum amount of JPY 105 million open through February 25, 2005. The facility bears annual interest rate of 5.75%. To secure the debt, the Company pledged its telecommunication equipment with carrying value of 35. The total amount relates to the current portion. The final payment on this credit line was made in February, 2007.

c)             EURO denominated loans include the following:

•      EURO 3.55 million (123) on a credit agreement between Rostelecom and ING BHF-BANK entered into in April 2004.  Total amount of the credit line is EURO 7 million, payable up to 2009 in equal semi-annual installments and bearing interest of 6-months EURIBOR plus 0.875%.  The loan was taken for the purchase of equipment to be used in re-construction of fiber optic cable line Novosibirsk – Khabarovsk. 51 relates to the current portion.

d)            Russian Ruble denominated loans include the following:

•      93 on promissory notes issued to ZAO “IK Parsek Capital Management” in December 2006. The promissory notes are repayable beginning from January 2008 monthly up to December, 2008, and bear interest of 10%. The total amount is included in non-current portion.

During 2006 the Group made final payments on promissory notes issued to Alfa-bank in 2003.

During 2005 the Group fully repaid the loan payable to Sumitomo Corporation on a credit agreement entered into in March 1997.

As of December 31, 2006, 2005 and 2004, the weighted average interest rates of loans were 7.8%, 5.4% and 6.1%, respectively.  Under IAS No. 39, “Financial Instruments: Recognition and Measurement”, loans are reflected in the financial statements at amortized cost, i.e. the amount at which they were measured at initial recognition less principal repayments, plus or minus the cumulative amortization of any difference between that initial amount and the maturity amount. The carrying amount of interest bearing loans equals their amortized cost.

The Group does not utilize financial instruments to hedge against its exposure to fluctuations in foreign exchange rates.

In connection with the $100 million loan from Vnesheconombank and CSFB, on June 28, 2006, the Group concluded interest rate swap agreement with CSFB. In accordance with the interest rate swap agreement each June 28 and December 28, commencing on December 28, 2006 and ending on December 28, 2012, the Group undertakes an obligation to CSFB in the amount of 8.55% of the outstanding Vnesheconombank loan balance and CSFB undertakes an obligation to the Group in the amount of LIBOR plus 3.25% of the outstanding Vnesheconombank loan balance. The Group did not designate the above interest rate swap derivative as hedging instrument. Therefore, this financial instrument was classified as financial liability at fair value of 15 (refer to Note 15). The net loss of 15 related to the change in the fair value of the interest rate swap contract was included in the non-operating income in the consolidated income statement for the year ended December 31, 2006.

19.     SHORT-TERM BORROWINGS

As of December 31, 2006, the Group had the following short-term borrowings outstanding:

a)             US dollar denominated short-term borrowings include the following amounts:

•      US$ 2.78 million (73) within a credit line provided by Russian Industrial Bank to Globus- Telecom with maximum amount of US$ 3.5 million open through December 31, 2006. The facility bears annual interest rate of 10%. The final payment date on this credit line is to be not later than December 31, 2007.

b)            Russian Ruble denominated loans include the following:

•      60 on promissory notes issued to ZAO “IK Parsek Capital Management” in December 2006. The promissory notes are repayable monthly up to December, 2007, and bear interest of 10% .

•      15 on a credit agreement between Zebra Telecom and OAO “Svyazbank”, which is a related party, entered into in December 2005. The loan is payable up to December 2007 and bear interest of 15%. To secure the debt, Zebra Telecom pledged its telecommunication equipment with carrying value of 13.

•      15 on a credit agreement between Zebra Telecom and OAO “Svyazbank”, which is a related party, entered into in February 2006. The loan is payable up to February 2007 and bear interest of 15%.

•      12 within an overdraft line agreement between Zebra Telecom and OAO “Svyazbank”, which is a related party, with maximum amount of 15.  The facility bears annual interest rate of 13%.  The final payment date on this overdraft is to be not later than December 11, 2007. To secure the debt, Zebra Telecom pledged its telecommunication equipment with carrying value of 5.

20.     INCOME TAXES

The components of net deferred tax assets and liabilities at December 31, 2006, 2005 and 2004, and the respective movements during 2006, 2005 and 2004, were as follows:

		Additions with	Movement during 2006 recognized in
	December 31, 2005	acquired subsidiaries	Equity	Profit for the period	December 31, 2006

Tax effects of future tax deductible items
Property, plant and equipment	—	2	—	(2)	—
Accounts receivable	171	5	—	(76)	100
Accounts payable, provisions and accrued expenses	—	10	—	236	246
Other	27	17	—	57	101
Gross deferred tax asset	198	34	—	215	447

Tax effects of future taxable items:
Investments valuation difference	449	—	570	7	1,026
Property, plant and equipment	3,718	—	—	(1,002)	2,716
Other intangible assets	—	161	—	(12)	149
Accounts payable, provisions and accrued expenses	202	—	—	(202)	—
Gross deferred tax liability	4,369	161	570	(1,209)	3,891
Net deferred tax liability	4,171	127	570	(1,424)	3,444

		Movement during 2005 recognized in
	December 31, 2004	Equity	Profit for the period	December 31, 2005

Tax effects of future tax deductible items
Investment valuation difference	34	(34)	—	—
Accounts receivable	474	—	(303)	171
Other	9	—	18	27
Gross deferred tax asset	517	(34)	(285)	198

Tax effects of future taxable items:
Investments valuation difference	—	317	132	449
Property, plant and equipment	6,203	—	(2,485)	3,718
Accounts payable, provisions and accrued expenses	268	—	(66)	202
Gross deferred tax liability	6,471	317	(2,419)	4,369
Net deferred tax liability	5,954	351	(2,134)	4,171

		Movement during 2004 recognized in
	December 31, 2003	Equity	Profit for the period	December 31, 2004

Tax effects of future tax deductible items:
Investment valuation difference	44	(11)	1	34
Accounts payable, provisions and accrued expenses	187	—	(187)	—
Accounts receivable	369	—	105	474
Other	3	—	6	9
Gross deferred tax asset	603	(11)	(75)	517

Tax effects of future taxable items:
Property, plant and equipment	7,690	—	(1,487)	6,203
Accounts payable, provisions and accrued expenses	—	—	268	268
Leasing arrangements	395	—	(395)	—
Gross deferred tax liability	8,085	—	(1,614)	6,471
Net deferred tax liability	7,482	11	(1,539)	5,954

Differences between IFRS and statutory taxation and reporting regulations give rise to temporary differences between the carrying value of certain assets and liabilities for financial reporting and profits tax purposes.  The tax effect of these temporary differences is recorded at the rate of 24% (investment valuation – at 9%).

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and the deferred income tax assets and deferred income tax liabilities relate to the income taxes levied by the same fiscal authority on the same taxable entity.

The components of income tax expense for the years ended December 31, 2006, 2005 and 2004 were as follows:

	2006	2005	2004
Current tax charge	2,411	2,829	2,892
Deferred tax benefit	(1,424)	(2,134)	(1,539)
Income tax expense	987	695	1,353

The reconciliation of the theoretical amount that would arise using the Russian statutory rate of 24% to the total actual income tax was as follows for the years ending December 31, 2006, 2005 and 2004:

	2006	2005	2004
Income tax expense at statutory rate (24%)	586	401	1,349
Change in assessment for current tax of prior periods	2	28	62
Effect of share in income taxes of associates	—	(156)	(143)
Permanent differences	399	422	85
Income tax expense	987	695	1,353

Permanent differences comprise various costs that are non-deductible for Russian profits tax purposes, including depreciation of certain property, plant and equipment, certain employee costs, promotional and sponsorship expenditures, travel expenditures in excess of certain statutory allowances and other expenses and non-deductible taxable revenue from free-of -charge services.

21.     REVENUE

Revenue comprised the following for the years ending December 31, 2006, 2005 and 2004:

	2006	2005	2004
Telephone traffic
Domestic long-distance traffic	31,370	18,126	17,297
Outgoing international long-distance traffic	13,271	9,405	9,060
Incoming and transit international long-distance traffic	4,480	4,098	4,041
	49,121	31,629	30,398

Rent of channels	7,116	6,045	4,623

Other revenue
Television and radio transmission	528	574	602
Satellite services	559	548	—
Internet access	217	44	—
Freephone services	761	430	142
Miscellaneous revenue	3,257	1,685	1,553
	5,322	3,281	2,297
Total revenue	61,559	40,955	37,318

As described in Note 3 above, effective January 1, 2006, as a result of regulatory reform in the telecommunication industry, new regulations and rules were put in force that changed principles of interaction between the Group, local operators and end users in providing long-distance services. The introduction of the new settlement system represents a change in business practice resulting in new accounting for changed practice. Refer to Note 3 for the summary of impact the new settlement system on the Groups revenues and related expenses.

22.     SEGMENT INFORMATION

The Group operates in one industry segment, being the provision of domestic and international long- distance telecommunication services in the Russian Federation. The results of this segment and assets and liabilities as of December 31, 2006, 2005 and 2004 are presented in the consolidated statements of income and the consolidated balances sheet, respectively.

An analysis of revenue by service type is disclosed in Note 21. A geographical analysis of revenue by the country or region of the customer for the years ending December 31, 2006, 2005 and 2004 is as follows:

	Russia	CIS	USA	Western Europe	Eastern Europe	Others	Total

2006	56,360	2,227	475	1,515	241	741	61,559
2005	36,249	2,626	233	1,049	194	604	40,955
2004	32,758	2,670	256	966	191	477	37,318

Substantially all of the Group assets are located within the territory of the Russian Federation.

The Group had no individual customers, other than the Government of the Russian Federation and its related parties (refer to Note 27), that accounted for greater than 10% of its revenue during the years ended December 31, 2006, 2005 and 2004.

23.     ADMINISTRATION AND OTHER COSTS

Administration and other costs consisted of the following for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
Administration costs	1,648	952	674
Advertising and similar costs	748	231	162
Office maintenance	1,543	1,287	1,264
Utilities and similar services	655	613	533
Consulting and similar services	312	220	208
Insurance	321	367	389
Extinguishment of liabilities	—	—	(428)
Other	326	207	551
Total administration and other costs	5,553	3,877	3,353

Extinguishment of liabilities represents a previously recorded liability for which there is no longer a legal obligation. The effect of the extinguishment has been recorded in administration and other costs as this is where it originally has been recorded.

24.     EMPLOYEE BENEFITS

The numbers of employees of the Group was equal to 23 233 as at December 31, 2006 (2005: 23,634, 2004: 25,285).

The Group makes payments to the Government pension fund for its employees. Such contributions are included in the unified social tax (“UST”) calculated by the Group using regressive scale and are charged to expense when incurred during the employee’s service period.  Total contributions for UST amounted to 529 during the year ended December 31, 2006 (2005: 520, 2004: 567).

The Company participates in the private Joint Participation Program, which is a pension plan with defined contributions.  To participate in the program, individuals should be full-time employees of the Company and should enter into non-state pension insurance agreement with NPF “Telecom-Soyuz”, which is the successor of NPF “Rostelecom-Garantiya”.  Total expenses of the Group under this program amounted to 6 during the year ended December 31, 2006 (2005: 14, 2004: 13) and are included in wages, salaries, other benefits and payroll taxes in the consolidated statements of income.

The Company also operates a defined benefit pension scheme covering a large number of its employees, which requires contributions to be made to NPF “Telecom-Soyuz”. Under the scheme certain annuity is acquired by the Company as of the termination date of an employee if the latter satisfies certain criteria, such as seniority of 15 years in telecommunication sector, including seniority of 5 years in the Company, and retirement on pension within one month after the date an employee is entitled to pension in accordance with Russian legislation.

The following table summarizes movements in the present value of the defined benefit obligation and amounts recognized in the consolidated balance sheet for the above plan (refer to Note 15):

	2006	2005	2004
Opening defined benefit obligation	290	258	292
Interest cost on benefit obligation	20	13	16
Current service cost	15	17	15
Past service cost	—	84	19
Actuarial losses/(gains) on obligation	38	(23)	(34)
Benefits paid	(86)	(59)	(50)
Closing defined benefit obligation	277	290	258
Unrecognized past service cost	(102)	(118)	(74)
Liability recognized in balance sheet	175	172	184

Amounts recognized in wages, salaries, other benefits and payroll taxes in the consolidated statement of income in respect of the above defined benefit plan are as follows:

	2006	2005	2004
Interest cost on benefit obligation	20	13	16
Current service cost	15	17	15
Amortization of past service cost	16	40	31
Actuarial losses/ (gains) on obligation	38	(23)	(34)
Total net benefit expense	89	47	28

The principal assumptions used in determining pension benefit obligation for the Group’s plan are shown below:

	2006	2005	2004
Discount rate	7.9%	7.7%	8.7%
Employee turnover rate	10.5%	8.4%	10.5%
Expected average annual salary increases	7%	6%	7%

The expected amount of benefits to be paid in 2007 is 86.

25.     EARNINGS PER SHARE

The calculation of basic and diluted earnings per preferred and ordinary share is presented below (earnings per share data is stated in Rubles):

	2006	2005	2004
Net income attributable to equity holders of the parent	1,458	978	4,266

	Preferred shares	Ordinary shares	Preferred shares	Ordinary shares	Preferred shares	Ordinary shares
Weighted average number of shares outstanding	242,831,469	728,696,320	242,831,469	728,696,320	242,831,469	728,696,320
Basic and diluted earnings per share, Russian Rubles	1.50	1.50	1.01	1.01	4.39	4.39

The calculation of earnings per share is based on net profit for the period divided by the weighted average number of preferred and ordinary shares outstanding during the year. Dividends are fully allocated to continuing operations.

There are no potentially dilutive instruments, therefore, diluted earnings per share equal basic earnings per share.

26.     FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price.

For monetary assets and liabilities, the carrying amounts approximate their fair value and balance sheet items denominated in foreign currencies have been translated at appropriate period end exchange rates.

The carrying amounts of cash and cash equivalents approximate their respective fair values due to their short-term nature and negligible credit losses.

27.     RELATED PARTY TRANSACTIONS

(a)           The Government and OAO Svyazinvest as a shareholder

As indicated in Note 1, the immediate parent company of the Company is OAO Svyazinvest, which holds 50.67% of the voting capital of the Company, and its representatives comprise a majority of the Board of Directors. The Government of the Russian Federation, in turn, holds 75% less one share of the voting capital of OAO Svyazinvest and, therefore, ultimately controls the Company. It is a matter of Government policy to retain a controlling stake in sectors of the economy, such as telecommunications, that it views as strategic.

(b)           Interest of the Government in the telecommunications sector in the Russian Federation and the protection of that interest

Effective telecommunications and data transmission are of great importance to Russia for various reasons, including economic, social, strategic and national security considerations. The Government has exercised and may be expected to exercise significant influence over the operations of the telecommunications sector and consequently, the Group. The Government, acting through the Federal Tariff Agency, has the general authority to regulate domestic tariffs, and does regulate tariffs. The Ministry of Information Technologies and Communications of the Russian Federation has control over the licensing of providers of telecommunication services.

As discussed in detail in Note 3, as part of the regulatory reform and restructuring of the national telecommunications sector aimed to facilitate competition and make the industry more attractive for investors, in 2005 the Ministry of Information Technologies and Communications issued a number of new rules and regulations that resulted in change of the Group’s status as a monopoly supplier of long distance and international communications effective January 1, 2006.

(c)           Transactions with the Svyazinvest Group

The Svyazinvest Group uses the Group’s network to carry traffic between its regional and other operators and to and from these regional operators, and to and from international operators.

The Group uses the regional networks of the Svyazinvest Group to complete calls and other traffic, including that originating from its direct subscribers in the city of Moscow.

Tariffs for services between the Company and the Svyazinvest Group are materially affected with governmental regulation as disclosed in paragraph (b) of this note.

The Group also consumes design services from certain companies of the Svyazinvest Group which are included in 2006 in additions of property, plant and equipment in amount of 36 (2005: 47, 2004: 19).

The Group makes certain contributions to non-for-profit organizations which are companies of the Svyazinvest Group.

The Group makes contributions to the non-state pension fund which provides the Company’s employees with a number of post-employment benefits (refer to Note 24). OAO Svyazinvest executes significant influence over the operations of the fund.

The amounts of revenue and expenses relating to the transactions with the Svyazinvest Group were as follows:

	2006	2005	2004
Revenue	1,460	17,475	16,987
Charges by network operators - national	(22,598)	(6,757)	(6,362)
Administration and other costs	(71)	(72)	(16)
Contributions to non-for-profit organizations (included in administration and other costs)	(1)	(125)	(244)
Contributions in pension fund included in wages, salaries, other benefit and payroll taxes	(92)	(167)	(77)

Significant decrease in revenues from and increase in charges by local network operators is related to the new interconnection and settlement regulations effective January 1, 2006 (refer to Note 3 for further details).

In addition, OAO Svyazinvest participates in the dividends declared by the Company, commensurate with its shareholding.

The amounts of receivables and payables due from and to the Svyazinvest Group were as follows:

	2006	2005	2004
Short-term investments	2	2	5
Accounts receivable	735	1,017	1,218
Accounts payable	(1,677)	(82)	(301)
Payable to non-for-profit organizations	(24)	(117)	—

(d)           Transactions with the Government

Other state bodies (“Budget Organizations”), such as the Ministry of Defense and entities funded by the Government, mainly use the Group’s network to carry communications traffic and to broadcast across the country. The Group also consumes some services having both production and miscellaneous nature.

The amounts of revenue and expenses relating to the transactions with the Government were as follows:

	2006	2005	2004
Revenue	4,385	2,148	2,180
Charges by network operators - national	(351)	—	—
Administration and other costs	(821)	(47)	(37)
Contributions to Fund of Telecommunication History (included in administration and other costs)	(16)	(23)	(24)

The amounts of receivables and payables due from and to such organizations were as follows:

	2006	2005	2004
Accounts receivable	467	261	346
Accounts payable	(219)	(88)	(24)

The Group is also involved in providing telecommunication services to a significant number of commercial entities which are directly or indirectly controlled by the Government or subsidiaries of governmentally controlled entities. Since, the Company’s tariffs are regulated by the Government and the Company is obliged to provide services to all customers on the basis of public offer, telecommunication services to governmentally controlled or related commercial entities are provided on the same basis (tariffs and access to the Company’s network) as to any other unrelated commercial entity. The following table summarized the effect of transactions with the above entities on the consolidated financial statements of the Group:

	2006	2005	2004
Share of total revenue	1,2%	3,9%	3,9%
Share of charges by network operators - national	5,1%	5,4%	4,5%
Share of accounts receivable, net	3,2%	5,4%	6,2%
Share of trade accounts payable	3,8%	0,9%	0,4%

The Company deposits available cash with OAO Sberbank of Russia in which Government of the Russian Federation controls 57.6%. As of December 31, 2006, 2005 and 2004 short-term deposits held in OAO Sberbank of Russia amounted to nil, 1,000 and nil, respectively. As of December 31, 2006, 2005 and 2004 cash held in OAO Sberbank of Russia amounted to 641, 1,364 and 291, respectively.

(e)           Transactions with investees

The Group is also involved in various telecommunication services with entities in which it has investments, including associates over which it exerts significant influence. A summary of these transactions is as follows:

	2006	2005	2004
Revenue	556	1,347	1,404
Charges by network operators – national	(102)	(162)	(262)

The Group also consumes design services from OAO Svyazintek which are included in 2006 in additions of property, plant and equipment in amount of 442 (2005: 34, 2004: nil).

Amounts included in the consolidated balance sheets relating to the operations with these entities were as follows:

	2006	2005	2004
Accounts receivable	39	475	235
Accounts payable and accrued expenses	(18)	(23)	(29)

(f)            Key management personnel’s remuneration

During the year the Board of Directors consisted of the following members:

Until June 25, 2006

Yashin V.N.

Avdiyants S.P.

Degtyarev V.V.

Yerokhin D.Ye.

Kiselev A.N.

Kuznetsov S.I.

Ragozina I.M.

Slipenchuk M.V.

Slizen V.A.

Terentyeva N.A.

Chechelnitsky E.A.

Until December 31, 2006

Yashin V.N.

Bobin V.N.

Degtyarev V.V.

Yerokhin D.Ye.

Kiselev A.N.

Kuznetsov S.I.

Ragozina I.M.

Panchenko S.N.

Selvich E.P.

Terentyeva N.A.

Chechelnitsky E.A

During the year Management Board consisted of the following members:

Until June 30, 2006

Akopov S.L.

Belyaev K.V.

Gaiduk A.A.

Gurevich D.M.

Yerokhin D.Ye.

Isaev A.I.

Kalugin I.A.

Lutsky A.A.

Mironov V.K.

Rysakova G.V.

Sigalov D.V.

Terekhov V.V.

Shlyapnikov A.A.

Until December 31, 2006

Avdiyants S.P.

Akopov S.L.

Bilibin Y.A.

Gaiduk A.A.

Gerasimov E.V.

Gurevich D.M.

Yerokhin D.Ye.

Isaev A.I.

Klimenko A.Y.

Mironov V.K.

Rysakova G.V.

Terekhov V.V.

Frolov R.A.

In 2006, the total remuneration of the directors and management board members, represented by short-term benefits, amounted to 149 (2005: 131, 2004: 88).

(g)           Other related party transactions

In 2006, 2005 and 2004 the Group acquired promissory notes of OAO Svyazbank for 4,700, 5,500 and 1,333, respectively, and settled partially the promissory notes for 9,022, 2,607 and 750, respectively. Net income from sale of promissory notes of OAO Svyazbank amounted to nil (2005: 58, 2004: 12) and was included in interest income in these consolidated statements of income. Also refer to Notes 12 and 13. As of December 31, 2006, 2005 and 2004 cash held in OAO Svyazbank amounted to 319, 447 and 8, respectively. Certain directors and managers of the Group and OAO Svyazinvest are directors of OAO Svyazbank.

During 4 months of 2005 and year ended December 31, 2004 the Group acquired promissory notes of OAO Russian Industrial bank (OAO RIB) for 1,271 and 795, respectively, and settled partially the promissory notes for 1,370 and nil, respectively. Gain from sale of promissory notes of OAO RIB amounted to 6 (2004: nil) and was included in interest income in these consolidated statement of income. Certain managers of the Group were directors of OAO RIB till April 29, 2005.

The amounts of revenue and expenses relating to the transactions with other related parties were as follows:

	2006	2005	2004
Revenue	1,087	150	35
Administration and other costs	(129)	(31)	(13)

The amounts of receivables and payables due from and to such companies were as follows:

	2006	2005	2004
Accounts receivable	155	106	11
Accounts payable and accrued expenses	(90)	(5)	(2)

28.     COMMITMENTS AND CONTINGENCIES

a)             Legal proceedings

The Group is subject to a number of proceedings arising in the course of the normal conduct of its business (refer to (b) below and Note 17). Management believes that the ultimate resolution of these matters will not have a material adverse effect on the results of operations or the financial position of the Company or the Group.

b)             Taxation

Russian tax, currency and customs legislation is subject to varying interpretations and changes occurring frequently. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activity of the Group’s entities may not coincide with that of management. As a result, tax authorities may challenge transactions and the Group’s entities may be assessed additional taxes, penalties and interest, which can be significant. The periods remain open to review by the tax and customs authorities with respect to tax liabilities for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods.

As of December 31, 2006 management believes that its interpretation of the relevant legislation is appropriate and that it is probable that the Group’s tax, currency and customs positions will be sustained and, thus, the Group has adequately provided for tax liabilities in the consolidated balance sheet as of December 31, 2006. However, the general risk remains that relevant authorities could take different position with regard to interpretative issues and the effect could be significant.

As a result of the comprehensive tax inspection covering the period of 2003, the Federal Tax Service of the Russian Federation assessed 3,474 of additional taxes, including fines and penalties payable by the Company. The above assessment is based on the vague interpretation of tax legislation, relating in particular to accounting for revenue from traffic rendered and certain VAT deductions. Similar claims have been laid to the most of the companies of Svyazinvest Group. The Group had similar transactions in 2004 and 2005, therefore, it is possible that in case of comprehensive tax inspection for these years, the Federal Tax Service of Russian Federation would assess additional taxes, including fines and penalties, with respect to the above issues. It is not practicable to estimate the amount of unasserted claims that may arise, if any, or the likelihood of any unfavorable outcome. Management believes that the Group’s position will be successfully defended if similar claims are made in respect to 2004 and 2005.

In April 2007 the Arbitrary Court of Moscow confirmed the Group’s tax position, thus the assessment of the Federal Tax Service was rejected. The decision of the Moscow arbitration court is not final as the Federal Tax Service of the Russian Federation maу appeal it in Supreme Arbitrary Court of Russian Federation. Currently, management is not able to determine reliably the amount of this exposure, if any. Management believes that the tax positions taken by the Group with respect to the above issues are appropriate and the Group has sufficient arguments to successfully defend its tax positions and prevail in Supreme Arbitrary Court.  No amounts related to this issue were accrued by the Group as of December 31, 2006, 2005 and 2004.

c)             Licenses

Substantially all of the Company’s revenues are derived from operations conducted pursuant to licenses granted by the Russian Government. These licenses expire in various years ranging from 2007 to 2013.

The Company has renewed all other licenses on a regular basis in the past, and believes that it will be able to renew licenses without additional cost in the normal course of business. Suspension or termination of the Company’s main licenses or any failure to renew any or all of these main licenses could have a material adverse effect on the financial position and operations of the Group.

d)             Capital Commitments

As of December 31, 2006, contractual commitments of the Group for the acquisition of property, plant and equipment amounted to 2,915 (2005: 6,220, 2004: 7,283).

In connection with the finance lease agreement referred to above in Note 16, the Group also entered into non-cancellable operating IRU lease agreements for the rent of its network capacity of a terrestrial fiber-optic cables for the period of 13 years starting at various dates between 2006 and 2008.

Future minimum rentals receivable, denominated in US Dollars, under non-cancellable operating leases as of December 31, 2006 and 2005 are as follows:

	2006	2005
Current portion	66	36
Between one to two years	86	61
Between two to three years	84	79
Between three to four years	83	76
Between four to five years	82	83
Over five years	444	571
Total minimum rental receivables	845	906

29.     CREDIT RISK MANAGEMENT

A portion of the Group’s accounts receivable is from the State and other public organizations. Collection of these receivables is influenced by political and economic factors. Management believes there were no significant unprovided losses relating to these or other receivables as at December 31, 2006.

Financial instruments that could expose the Group to concentrations of credit risk are mainly trade and other receivables. The credit risk associated with these assets is limited due to the Group’s large customer base and ongoing procedures to monitor the credit worthiness of customers and other debtors.

The Group deposits available cash with several Russian banks.  Deposit insurance is not offered to banks operating in Russia. To manage the credit risk, the Group allocates its available cash to a variety of Russian banks and management periodically reviews the credit worthiness of the banks in which such deposits are held.

The new scheme of settlements with subscribers (refer to Note 3) significantly changed the composition of main debtors of the Group. The collectibility of accounts receivable from a wide range of end subscribers under the new scheme is lower than from IRCs and other local operators under the previous one, effective before 2006. However, the Group did not experience any significant increase in uncollectible accounts receivable during the year 2006. The average uncollectible level of trade receivables is still less than 0,8 – 0,9% of sales.

30.     INTEREST RATE RISK MANAGEMENT

Trade and other receivables and payables are non-interest bearing financial assets and liabilities. Interest rates payable on the Group’s loans and other borrowings are disclosed in Notes 18 and 19.

31.     FOREIGN EXCHANGE RISK

In 2006, approximately 8% of the Group’s revenues and 14% of the Group’s expenses were denominated in currencies other than the Russian ruble. Revenues generated in foreign currency represent income received from foreign operators, and foreign currency denominated expenses consist primarily of payments to foreign operators for international long-distance traffic termination. Accounts receivable from foreign operators and accounts payable to foreign operators which are denominated in foreign currencies amounted to approximately 8% of the Group’s total accounts receivable and 18% of the Group’s total accounts payable as of December 31, 2006. Borrowings received by the Group during 2006 and outstanding as of December 31, 2006 amounted to 94% of the Group’s total borrowings as of December 31, 2006. Thus the Group is exposed to foreign exchange risk.

The Group does not have formal arrangements to mitigate foreign exchange risks of the Group’s operations.

32.     SUBSEQUENT EVENTS

Dividends for the year ended December 31, 2006

In June 2007 the Group’s shareholders authorized dividends of 1,796 for the year ended December 31, 2006.

	Dividends	Dividends per share, Rbl
Ordinary Shares, Rbl 0.0025 par value	1,078	1.4790
Preferred Shares, Rbl 0.0025 par value	718	2.9589
Total	1,796

Change in tax regulation on VAT refund

The practice of netting out of the mutual settlements with its counterparties is currently used by the Group. In July 2005 changes in Russian tax legislation were adopted. Under new rules, effective from January 1, 2007, companies shall abandon settlements netting and make reciprocal cash transfers to be able to refund VAT.

The Group widely used the netting out of its settlements with IRC before December 31, 2006. Hence, the new rules require the Group to have more cash to meet its current liabilities. However, Management does not expect a significant adverse effect on the Group’s financial position due to the above rules.

Investments in Golden Telecom

Golden Telecom, one of the investees of the Group (refer to Note 10), declared its plans for additional share issue. Under current Russian legislation, existing shareholders have the priority in their right to buy additional shares within new issues proportionately to their current share.

In April 2007 the Board of Directors of the Group decided to keep its current share in Golden Telecom. As of June 2007, the Group can not reliably estimate the amount of future cash payment that would be required to buy its share in new issue.

33.         DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) which differ in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”).

The principal differences between IFRS and US GAAP are presented below together with explanations of certain adjustments that affect total shareholders’ equity as of December 31, 2006, 2005 and 2004 and net income (loss) for the years ended December 31, 2006, 2005 and 2004.

Reconciliation of net income

	2006	2005	2004
Profit for the period reported under IFRS	1,456	978	4,266
Minority interest (b)	2	—	—
Impairment loss (c)	—	4,970	—
Depreciation on reversed impairment charge (c)	(1,562)	(628)	(697)
Impact of goodwill amortization (d)	—	—	135
Impact of difference in accounting for GlobalTel acquisition (f)	—	(826)	—
Deferred tax effects of US GAAP adjustments	375	(1,042)	167
Total	(1,185)	2,474	(395)
Net income under US GAAP	271	3,452	3,871

Earnings per share

	2006	2005	2004
Net income	271	3,452	3,871

	Preferred shares	Ordinary shares	Preferred shares	Ordinary shares	Preferred shares	Ordinary shares
Weighted average number of shares outstanding	242,831,469	728,696,320	242,831,469	728,696,320	242,831,469	728,696,320
Earnings per share	0.28	0.28	3.55	3.55	3.98	3.98

Basic and diluted earnings per share are the same for all periods presented, as there are no potentially dilutive instruments.

Reconciliation of shareholders’ equity

	2006	2005	2004
Total shareholders’ equity under IFRS	50,945	49,697	50,838
US GAAP adjustments:
Pension expense and obligations (a)	(102)	—	—
Minority interest (b)	(25)	—	—
Impairment of property, plant and equipment (c)	—	4,970	—
Reversal of impairment of property, plant and equipment and goodwill (c)	4,216	808	1,436
Impact of goodwill amortization (d)	262	262	262
Partial gain recognition, net of tax (e)	(3)	(3)	(3)
Deferred tax effects of US GAAP adjustments	(987)	(1,386)	(344)
Total	3,361	4,651	1,351
Total shareholders’ equity under US GAAP	54,306	54,348	52,189

(a) Pension expense and obligations

On December 31, 2006, the Group adopted the recognition and disclosure provisions of FASB Statement No. 158, Employers’ Accounting of Defined Benefit Pension and Other Postretirement Plans, an amendment to FASB statements No 87, 88, 106, and 132 (R). Statement 158 required the Group to recognize the funded status of its pension plan in the statement of financial position as of December 31, 2006, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income represents unrecognized prior service costs, which were previously netted off against the plan’s funded status in the Group’s consolidated balance sheet pursuant to the provisions of Statement 87. These amounts will be subsequently recognized as net periodic pension cost pursuant to the Group’s historical accounting policy for amortizing such amounts.

The incremental effects of adopting the provisions of Statement 158 on the Group’s statement of financial position as of December 31, 2006 are presented in the following table. The adoption of Statement 158 had no effect on the Group’s consolidated statement of income for the year ended December 31, 2006, or for any prior period presented, and it will not effect the Group’s operating results in future periods.

	At December 31, 2006
	Prior to adoption of Statement 158	Effect of Adopting Statement 158	As Reported at December 31, 2006
Defined benefit obligation	175	102	277
Deferred tax asset	—	(24)	(24)
Total liabilities	175	78	253

Accumulated other comprehensive income	—	(78)	(78)
Total shareholders’ equity	—	(78)	(78)

(b) Minority interest

In accordance with revised IAS No.1 “Presentation of Financial Statements”, effective for financial statements issued for annual periods beginning on or after January 1, 2005, minority interest is included in total net income.

Under US GAAP, minority interest is deducted from net income and net income represents profit or loss attributable to equity holders.

(c) Impairment on property, plant and equipment and goodwill

In 2005 the Group recognized an impairment loss of 4,970 related to write-down of certain property, plant and equipment of 4,961 and goodwill of 9 to their recoverable amount (refer to Notes 6 and 7). The impairment loss was calculated based on the present value of estimated future cash flows from the continued use of assets using a discount rate of 16.65%.

Under US GAAP, SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, requires an initial assessment of impairment based on undiscounted cash flows whenever there is an indication that impairment may exist. Due to the fact the sum of undiscounted expected future cash flows was in excess of the carrying amount of the Group’s property, plant and equipment as of December 31, 2005, an impairment loss was not recognized for US GAAP reporting purposes.

Also, in 1998 the Group recognized an impairment loss of 8,699 on its property, plant and equipment other than construction in progress. The impairment loss was calculated based on the present value of estimated future cash flows from the continued use of the assets using a real-terms (inflation adjusted) discount rate of 20%.  No impairment loss was recognized for US GAAP reporting purposes.

Since no impairment loss was recognized under US GAAP in 1998 and 2005, a different asset base is to be used to compute US GAAP depreciation expense, loss on disposal of property, plant and equipment and the related deferred tax liability commencing 1999.

Deferred tax effect was computed using tax rate of 24%.

(d) Accounting for investments in associates

Before IFRS No. 3 “Business combinations” was adopted, the Group amortized goodwill acquired in business combinations. As described in Note 9, during 2002, the Group acquired 15% of voting stock of Golden Telecom, Inc. In the opinion of management, the Group exercised significant influence over financial and operating policies of Golden Telecom. Therefore, in accordance with IAS No.28, “Accounting for Investments in Associates” effective for the year ended December 31, 2004, the Group amortized the equity method goodwill related to its investment in Golden Telecom over its estimated useful life of 8 years. During 2004 the equity method goodwill related to investment in Golden Telecom recognized in IFRS accounts amounted to 135.

Effective January 1, 2005, IFRS No.3 “Business combinations” prohibited amortization of goodwill and required to test it for impairment annually.

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is not amortized and is subject to annual impairment tests in accordance with SFAS No. 142. The Group performed the annual impairment test in respect to recoverability of the carrying amount of goodwill at December 31, 2006, 2005 and 2004 by comparing the fair value to the carrying amount for both IFRS and US GAAP purposes. The fair value exceeded the carrying amount.

(e) Partial gain recognition

During 2002 the Group completed a sale of its 50% interest in EDN Sovintel to Golden Telecom in exchange for a cash payment of US$10 million, no-interest bearing US$46 million promissory note and 15% of then outstanding ordinary shares of Golden Telecom.

In connection with this transaction, in its IFRS accounts, the Group recognized a gain of 1,733, which represented a difference between fair value of the total consideration received and the carrying amount of the investment in EDN Sovintel as of the date of sale, net of direct costs associated with the transaction. Before the sale to Golden Telecom, the Group accounted for its investment in EDN Sovintel using equity method.

In its US GAAP accounts, in accordance with requirements of Emerging Issues Task Force Issue No. 01-02, “Interpretations of APB 29”, the Group recognized a gain of 1,730. The difference of 3 between the amount of gain recognized under IFRS and US GAAP pertains to a portion of the gain represented by the economic interest retained by the Group.

(f) Accounting for acquisition of GlobalTel

As described in Note 5, in 2005 the Group obtained control over GlobalTel.  The obtaining control over GlobalTel was accounted for using the purchase method, in accordance with provisions of IFRS No. 3 “Business combinations”. The Group recognized its share in accumulated deficit of GlobalTel of 826 directly in equity.

For US GAAP purposes prior to obtaining control over GlobalTel on April 25, 2005, the Group accounted for its investments in GlobalTel under equity method. Since GlobalTel incurred substantial losses from inception and had negative equity, the Group reduced its investment in GlobalTel to 0 and suspended recognition of further equity method losses. Upon obtaining control over GlobalTel, in accordance with transition provisions of EITF 96-16 “Investor’s Accounting for an Investee when the Investor has a Majority of the Voting Interest but the Minority has Certain Approval or Veto Rights” the Group consolidated GlobalTel on April 25, 2005. Upon consolidation, assets and liabilities of GlobalTel were recorded at their carrying values as of that date and the Group recorded a charge of 826 for the cumulative losses previously not recorded. The following table summarizes the effect of consolidation of GlobalTel on April 25, 2005 on the consolidated financial statements of the Group:

April 25, 2005
Property, plant and equipment	357
Inventories	191
Trade and other accounts receivable	37
Other current assets	161
Cash	138
Short-term debt (Loral)	(219)
Vendor financing (Globalstar)	(1,206)
Lease liabilities	(86)
Other current liabilities	(199)
Cumulative effect adjustment	826
—

Investments in associates

Summarized financial information for 2005 and 2004 of the Group’s significant equity method investee, Golden Telecom, was as follows (translated into Rubles using exchange rate as of December 31, 2005 and 2004, respectively):

	2005	2004
Income statement information
Revenues	19,209	16,205
Operating income	3,337	2,651
Net income	2,190	1,798

Financial position information
Current assets	6,072	5,558
Non-current assets	19,320	16,801
Current liabilities	3,796	3,234
Non-current liabilities	1,598	1,418
Net assets	19,431	17,381

In December 2005 the Group lost significant influence over Golden Telecom (refer to Notes 9 and 10), discontinued applying equity method of accounting for this investment and reclassified it as available-for-sale financial asset. The Group had no material investees to disclose their separate financial statements in 2006.

New US GAAP standards adopted in 2006

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108 (SAB 108) Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 eliminates the diversity of practice surrounding how public companies quantify financial statement misstatements. It establishes an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the Company’s financial statements and the related financial statement disclosures. SAB 108 must be applied to annual financial statements for their first fiscal year ending after November 15, 2006. The adoption of the provisions of SAB 108 did not have a material impact on the Group’s results of operations or financial position.

New US GAAP standards not yet adopted in 2006

In July 2006, the FASB issued FASB Interpretation No. 48 (FIN 48) Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 excludes from the scope income taxes from SFAS No. 5, Accounting for Contingencies. FIN 48 is effective for fiscal years beginning after December 15, 2006; however, early adoption is allowed. The Group is going to adopt FIN 48 for the fiscal year 2007. The impact of the implementation of FIN 48 is to be recognized as a change in the opening balance of retained earnings as of January 1, 2007. Management is still in process of implementing relevant control procedures for FIN 48 application.

In September 2006, the FASB issued FASB statement No. 157 (SFAS No. 157), Fair Value Measurements. The standard provides guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Management does not believe that the impact of adopting SFAS No. 157 will have a material impact on the Group’s results of operations or financial position.

In February 2007, the FASB issued FASB statement No. 159 (SFAS No. 159), The Fair Value Option for Financial Assets or Financial Liabilities. The standard permits entities to choose to measure many financial instruments and certain other items at fair value. The statement is expected to expand the use of fair value measurement. SFAS No. 159 shall be effective as of the beginning of each reporting entity’s first fiscal year that begins after November 15, 2007 but earlier adoption is allowed under certain conditions. The impact of adopting SFAS No. 159 is not expected to have a material impact on the results of operations or financial position of the Group.

In June 2006, the Emerging Issues Task Force reached a consensus on EITF Issue No. 06-03 (EITF No. 06-03), ‘How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)’. EITF No. 06-03 provides that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. The provisions of EITF No. 06-03 become effective for fiscal years beginning after December 15, 2006. The adoption of EITF No. 06-03 is not expected to have a material effect on the Group’s consolidated financial position or results of operations.

Consolidated statements of changes in shareholders’ equity and comprehensive income under US GAAP for the years ended December 31, 2006, 2005 and 2004 are as follows:

	Common shares		Preferred shares			Accumulated other	Total
	Number of shares	Share capital	Number of shares	Share capital	Retained earnings	comprehensive income	shareholders’ equity
Balance as of January 1, 2004	728,696,320	75	242,831,469	25	49,253	363	49,716

Comprehensive income
Net income	—	—	—	—	3,871	—	3,871
Net change in unrealized gain on available-for-sale investments	—	—	—	—	—	32	32
Total comprehensive income	—	—	—	—	3,871	32	3,903
Dividends for 2003	—	—	—	—	(1,430)	—	(1,430)
Balance as of December 31, 2004	728,696,320	75	242,831,469	25	51,694	395	52,189

Comprehensive income
Net income	—	—	—	—	3,452	—	3,452
Net change in unrealized gain on available-for-sale investments	—	—	—	—	262	231	493
Total comprehensive income	—	—	—	—	3,714	231	3,945
Dividends for 2004	—	—	—	—	(1,786)	—	(1,786)
Balance as of December 31, 2005	728,696,320	75	242,831,469	25	53,622	626	54,348

Comprehensive income
Net income	—	—	—	—	271	—	271
Net change in unrealized gain on available-for-sale investments	—	—	—	—	—	1,806	1,806
Adjustment to initially apply FASB Statement No. 158, net of tax	—	—	—	—	—	(78)	(78)
Total comprehensive income	—	—	—	—	271	1,728	1,999
Dividends for 2005	—	—	—	—	(2,041)	—	(2,041)
Balance as of December 31, 2006	728,696,320	75	242,831,469	25	51,852	2,354	54,306